Exhibit 2.1

Execution

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG
MEDAVAIL, INC.,
MATRIX MERGER SUB, INC.,
AND
MYOS RENS TECHNOLOGY INC.

Dated as of June 30, 2020

        i

3.7	Taxes	27
3.8	Intellectual Property	28
3.9	Compliance with Legal Requirements	31
3.10	Legal Proceedings; Orders	32
3.11	Brokers’ And Finders’ Fees	33
3.12	Employee Benefit Plans	33
3.13	Labor Matters	35
3.14	Parent Contracts	36
3.15	Insurance	38
3.16	Interested Party Transactions	39
3.17	Shell Company Status	39
3.18	Valid Issuance	39
3.19	Disclaimer of Other Representations or Warranties.	39
ARTICLE 4 CONDUCT OF BUSINESS PENDING THE MERGER		39
4.1	Conduct of Company Business	39
4.2	Conduct of Parent Business	40
ARTICLE 5 ADDITIONAL AGREEMENTS		43
5.1	Registration Statement; Proxy Statement/Prospectus/Information Statement	43
5.2	Company Information Statement; Stockholder Written Consent	45
5.3	Parent Shareholders’ Meeting	46
5.4	Access to Information; Confidentiality	48
5.5	Regulatory Approvals and Related Matters	49
5.6	Director Indemnification and Insurance	49
5.7	Notification of Certain Matters	50
5.8	Stockholder Litigation	50
5.9	Public Announcements	50
5.10	Transfer Taxes	51
5.11	Board of Directors and Officers of Parent	51
5.12	Non-Solicitation by Company	51
5.13	Non-Solicitation by Parent	53
5.14	Section 16 Matters	54
5.15	Company Options	55
5.16	Company Warrants	56
5.17	Allocation Certificates	56
5.18	Employee Benefit Matters	57
5.19	Company and Parent Disclosure Schedules	57
5.20	Pre-Closing Financing.	57
5.21	Tax Matters	58
5.22	Obligations of Merger Sub	58
5.23	Listing	58
5.24	Spin-Out	58
5.25	Delaware Reincorporation.	59
5.26	Reverse Split	60
5.27	Parent Vote	60

ARTICLE 6 CONDITIONS TO THE MERGER		60
6.1	Conditions To Obligation Of Each Party To Effect The Merger	60
6.2	Additional Conditions to Obligations of Parent	61
6.3	Additional Conditions to Obligations Of Company	62
ARTICLE 7 TERMINATION		63
7.1	Termination	63
7.2	Effect Of Termination	65
7.3	Expenses; Termination Fees	65
ARTICLE 8 GENERAL PROVISIONS		67
8.1	Notices	68
8.2	Amendment	69
8.3	Headings	69
8.4	Severability	69
8.5	Entire Agreement	69
8.6	Successors and Assigns	69
8.7	Parties In Interest	69
8.8	Waiver	69
8.9	Remedies Cumulative; Specific Performance	70
8.10	Governing Law; Venue; Waiver of Jury Trial	70
8.11	Counterparts and Exchanges by Electronic Transmission or Facsimile	71
8.12	Attorney Fees	71
8.13	Cooperation	71
8.14	Non-Survival of Representations, Warranties	71
8.15	Construction	71

Exhibits
Exhibit A Certain Definitions
Exhibit B-1 Form of Company Voting Agreement
Exhibit B-2 Form of Parent Voting Agreement
Exhibit C Form of Lock-Up Agreement
Exhibit D Form of Certificate of Merger
Exhibit E Form of Certificate of Incorporation
Exhibit F Form of Assignment/Assumption Agreement
Exhibit G Parent Amended and Restated Charter
Exhibit H Parent Amended and Restated Bylaws
Exhibit I Form of Note

Schedules
Schedule A Lock-up Signatories
Schedule B Voting Agreement Signatories

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, is made and entered into as of June 30, 2020 (this “Agreement”), by and among MYOS RENS Technology Inc., a Nevada corporation (“Parent”), Matrix Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and MedAvail, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are each a “Party” and referred to collectively herein as the “Parties.” Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS:
WHEREAS, Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and Delaware Law. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent;
WHEREAS, the Parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code;
WHEREAS, the board of directors of Parent (a) has determined that the Merger is fair to, and in the best interests of, Parent and its shareholders, (b) has approved this Agreement, the Merger, the issuance of shares of Parent Common Stock to the Company Stockholders pursuant to the terms of this Agreement, the change of control of Parent, and the other actions contemplated by this Agreement, (c) has approved the Parent Amended and Restated Charter, the Parent Amended and Restated Bylaws and the Reverse Split; and (d) has determined to recommend that the shareholders of Parent vote to approve the Parent Shareholder Approval Matters, and such other actions as contemplated by this Agreement;
WHEREAS, the board of directors of Merger Sub (a) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (c) has determined to recommend that its sole stockholder vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement;
WHEREAS, the board of directors of Company (a) has determined that the Merger is advisable and fair to, and in the best interests of, Company and its stockholders, (b) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and the agreements entered into in connection herewith (the “Transactions”) and has deemed this Agreement advisable and (c) has determined to recommend that the Company Stockholders vote to approve the Company Stockholder Matters;
WHEREAS, as a condition to the willingness of, and an inducement to each of Parent and the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Company Voting Agreement Signatories is entering into a voting agreement, in favor of Company, in substantially the form of Exhibit B-1 attached hereto (the “Company Voting Agreements”), and each of the Parent Voting Agreement Signatories is entering into a voting agreement, in favor of Parent, in substantially the form of Exhibit B-2 attached hereto (individually, the “Parent Voting Agreements” and collectively, the “Voting Agreement”) under which the Voting Agreement Signatories will agree, with respect to a portion of the shares of Company Capital Stock or Parent Capital Stock, as applicable, held thereby, to vote as stockholders in favor of the Company Stockholder Matters or Parent Shareholder Approval Matters, as applicable, pursuant to the terms and conditions of the Voting Agreements, as applicable; and
WHEREAS, as a condition to the willingness of, and an inducement to each of Parent and the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Lock-up Signatories is entering into a lock-up agreement, in substantially the form of Exhibit C attached hereto (the “Lock-up Agreements”) with respect to a portion of the shares of Parent Common Stock held thereby from time to time.
AGREEMENT:
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE 1
THE MERGER
1.1 The Merger. Subject to and upon the terms and conditions set forth in this Agreement and Delaware General Corporation Law (“Delaware Law”), at the Effective Time, Merger Sub will be merged with and into Company and the separate existence of Merger Sub shall cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company will vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Company will become the debts, liabilities, obligations and duties of the Surviving Corporation.
1.3 Closing; Effective Time. Unless this Agreement has been terminated pursuant to Section 7.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article 6 of this Agreement, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (and in no event later than the second Business Day after the last to be satisfied or waived of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions)), or at such other time, date and place as Parent and the

Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”. At the Closing, the Parties will cause the Merger to be consummated by executing and filing a Certificate of Merger in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”), in substantially the form of Exhibit D attached hereto, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law. The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
1.4 Certificate of Incorporation; Bylaws; Certificate of Incorporation. Unless otherwise determined by Parent and the Company:
(a) the certificate of incorporation of the Company will be amended and restated at the Effective Time to read in its entirety as set forth on Exhibit E hereto, and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such certificate of incorporation;
(b) the bylaws of the Company will be amended and restated to read in the form of the bylaws of Merger Sub, as in effect on the date hereof and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended as provided by Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws;
(c) prior to the Effective Time, Parent shall file an amendment to Parent’s amended and restated articles of incorporation, as currently in effect (the “Parent Amended and Restated Articles”), to (i) change the name of Parent to “MedAvail Holdings, Inc.”, (ii) as contemplated by Section 5.26, effect the Reverse Split, and increase the authorized number of shares of Parent to an amount determined by the Company, and (iii) make such other changes as are mutually agreeable to Parent and the Company. As of immediately following Delaware Reincorporation Effective Time, the certificate of incorporation of Parent shall be the Parent Amended and Restated Charter, until thereafter amended as provided by Delaware Law and such Parent Amended and Restated Charter; and
(d) following the Delaware Reincorporation Effective Time, Parent will amend and restate its bylaws in accordance with Section 5.25.
1.5 Directors and Officers of the Surviving Corporation and Parent. Unless otherwise determined by Parent and the Company, the parties will take all action such that:
(a) unless otherwise determined by the Company prior to the Effective Time, the directors and officers of the Company immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time until such time as their respective successors are duly elected or appointed.
(b) the directors and officers of Parent immediately following the Effective Time shall be elected and appointed in accordance with Section 5.11.

1.6 Conversion of Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any stockholder of the Company or Parent or any other Person:
(a) Conversion of Company Capital Stock. Each share of Company Capital Stock issued and outstanding immediately prior to, and contingent upon the occurrence of, the Effective Time (excluding any shares to be canceled pursuant to Section 1.6(b) or Section 1.6(c) and any Dissenting Shares to be treated in accordance with Section 1.7, but including any shares of Company Capital Stock issued pursuant to the Pre-Closing Financing) will be converted into and represent the right to receive, on an as-converted to Company Common Stock basis, a number of shares of validly issued, fully paid and nonassessable shares of common stock of Parent, $0.001 par value per share (“Parent Common Stock”) equal to the Exchange Ratio plus cash in lieu of any fractional shares of Parent Common Stock to be issued or paid in consideration therefor (the “Merger Consideration”).
(b) Merger Sub Common Stock. Each share of Merger Sub Common Stock then outstanding will be converted into one share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares will, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
(c) Cancellation. Each share of Company Capital Stock held in the treasury of Company immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and extinguished without any conversion thereof and without payment of any consideration therefor and cease to exist.
(d) Company Options. Each Company Option under the Company Option Plans that is outstanding and unexercised as of immediately prior to the Effective Time will be subject to Section 5.15. Prior to the Closing Date, Parent and the Company will take all actions necessary to effect the transactions contemplated by this Section 1.6(d) under applicable Legal Requirements and all such Company Options, including delivering all notices required thereby.
(e) Company Warrants.
(i) Each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time will be subject to Section 5.16.
(ii) Prior to the Closing Date, and subject to the review and approval of Parent, Parent and the Company will take all actions necessary to effect the transactions contemplated by this Section 1.6(e) under applicable Legal Requirements and all Company Warrants, including delivering all notices required thereby, and if required, entering into termination agreements with holders of such Company Warrants.
(f) Adjustments to Exchange Ratio. The Exchange Ratio and the price paid for fractional shares pursuant to Section 1.6(g) below will be appropriately adjusted to reflect fully the effect of any stock split, reverse split (including the Reverse Split contemplated by this Agreement), stock dividend (including any dividend or distribution of securities convertible into

Parent Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock or issuance of Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time. For the avoidance of doubt, no such adjustment shall be made in respect of any Pre-Closing Financing.
(g) Fractional Shares. No fraction of a share of Parent Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Company Stockholders will not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Parent with respect to any such fraction of a share that would have otherwise been issued to such Company Stockholder. Any Company Stockholder who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) will, in lieu of such fraction of a share and upon surrender of such holders’ Company Stock Certificate(s), be paid in cash the dollar amount (rounded down to the nearest whole cent), without interest, determined by multiplying such fraction by the average of the closing sale prices of Parent Common Stock as quoted on Nasdaq or, if Parent Common Stock is not listed on Nasdaq, as quoted on the applicable over-the-counter market for the ten (10) consecutive trading days ending with the second to last trading day immediately preceding the Effective Time (as adjusted pursuant to Section 1.6(f) above).
1.7 Dissenting Shares. For purposes of this Agreement, “Dissenting Shares” mean any shares of Company Capital Stock outstanding immediately prior to the Effective Time and held by a person who has not voted such shares in favor of the adoption of this Agreement and the Merger, has properly demanded appraisal for such shares in accordance with Delaware Law and has not effectively withdrawn or forfeited such demand for appraisal. Notwithstanding anything to the contrary contained herein, Dissenting Shares will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with Delaware Law. If after the Effective Time, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares will be treated as if they had been converted as of the Effective Time into the right to receive the merger consideration set forth in Section 1.6(a) hereof (if any). Company will give Parent prompt notice of any demands received by Company for appraisal of shares of Company Capital Stock, withdrawals of such demands, and any other instruments that relate to such demands received by Company. The Company shall control all negotiations and proceedings with respect to such demands, provided that (i) the Company shall keep Parent reasonably apprised of all material events, circumstance or changes with respect to any such demand following the making thereof and (ii) the Company will not, except with prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Legal Requirements.
1.8 Exchange Of Certificates.
(a) Exchange Agent. On or prior to the Closing Date, Parent will select Computershare Trust Company, N.A., or another reputable bank or trust company reasonably acceptable to Company to act as exchange agent in connection with the Merger (the “Exchange Agent”). As soon as practicable after the Effective Time, Parent will issue and cause to be deposited with the Exchange Agent non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.6(a); and the Company shall cause to be deposited with the Exchange Agent cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(g). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”
(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent will cause the Exchange Agent to mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions on which Parent and the Company may mutually agree (and which will include a provision confirming that delivery of Company Stock Certificates will be effected, and risk of loss and title to Company Stock Certificates will pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.6(a). Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Stock Certificate will be entitled to receive in exchange therefor non-certificated shares of Parent Common Stock represented by book-entry equal to the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.6(g)), and (B) the Company Stock Certificate so surrendered will be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate held by a Company Stockholder will be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate will have been lost, stolen or destroyed, the Exchange Agent will require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.
(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.8 (at which time such holder will be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).
(d) Transfers of Ownership. If any shares of Parent Common Stock are to be issued in a name other than that in which the Company Stock Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Stock Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any Person designated by it any transfer or other taxes required by reason of the issuance of the shares of Parent Common Stock in any name other than that of the registered holder of the Company Stock Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.
(e) Unclaimed Portion of the Exchange Fund.
(i) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the date on which the Merger becomes effective will be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 will thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.
(ii) Neither Parent nor the Surviving Corporation will be liable to any holder or former holder of Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) issued or issuable in the Merger, or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.
(f) Withholding Rights. Each of the Exchange Agent, Parent and the Surviving Corporation will be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock such amounts as are required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and timely paid to the appropriate Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
1.9 Stock Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time will automatically be canceled and retired and cease to exist, and all holders of Company Capital Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of the Company; and (b) the stock transfer books of Company will be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate will be canceled and exchanged as provided in Section 1.8.
1.10 Calculation of Exchange Ratio. No later than (10) calendar days before the Parent Shareholders’ Meeting, the Company shall deliver to Parent the Company’s calculation of Aggregate Value and its good faith, calculation of the Exchange Ratio as of the anticipated

Closing Date. Following such delivery, the Company shall consider in good faith, any comments Parent may have on the Exchange Ratio calculation and use commercially reasonable efforts to resolve any issues raised by Parent in connection with its review.
1.11 No Further Rights. The Merger Consideration delivered upon the surrender for exchange of Company Capital Stock in accordance with the terms of this Agreement will be deemed to have been issued in full satisfaction of all rights pertaining to such shares.
1.12 Tax Consequences. For United States federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations, and intend to report consistently with the foregoing, including by filing the statement required by Section 1.368-3(a) of the Treasury Regulations.
1.13 Additional Actions. If, at any time after the Effective Time, any further action is necessary, desirable or proper to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the Surviving Corporation and its proper officers and directors or their designees are fully authorized (to the fullest extent allowed under applicable Legal Requirements) to execute and deliver, in the name and on behalf of either Company or Merger Sub, all deeds, bills of sale, assignments and assurances and do, in the name and on behalf of Company or Merger Sub, all other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF COMPANY
Company represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this Article 2 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Article 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the Company Disclosure Schedule by reference to another part or subpart of the Company Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty).
2.1 Organization and Qualification; Charter Documents.
(a) Part 2.1(a) of the Company Disclosure Schedule identifies each Subsidiary of Company and indicates its jurisdiction of organization. Neither Company nor any of the Entities identified in Part 2.1(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Company Disclosure Schedule. None of the Acquired Companies has agreed or is obligated to make or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.
(b) Each of the Acquired Companies is a corporation, limited liability company or similar entity duly organized, validly existing and, in jurisdictions that recognize the concept, is in good standing under the laws of the jurisdiction of its incorporation, formation or other establishment, as applicable, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.
(c) Each of the Acquired Companies (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign entity, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.
(d) Company has made available to Parent accurate and complete copies of: (i) the certificate of incorporation, bylaws and other charter and organizational documents of each Acquired Company, including all amendments thereto; (ii) the stock records of each Acquired Company; and (iii) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders or members of each Acquired Company, the board of directors or managers of each Acquired Company and all committees of the board of directors or managers of each Acquired Company. The minute books of the Acquired Companies are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices.
2.2 Capital Structure.
(a) The authorized capital stock of Company consists of (i) 24,000,000 shares of Company Common Stock, par value $0.001 per share, of which 1,207,314 shares are issued and outstanding as of the date of this Agreement and (ii) 15,539,330 shares of Company Preferred Stock, par value $0.001 per share, of which (A) 2,351,088 shares are designated as Series A Preferred Stock, 1,175,544 of which are issued and outstanding as of the date of this Agreement, (B) 3,611,457 shares of which are designated as Series B Preferred Stock, of which 2,222,886 shares are issued and outstanding as of the date of this Agreement, (C) 1,929,476 shares of which are designated as Series C Preferred Stock, of which 1,634,249 are issued and outstanding as of the date of this Agreement, (D) 946,400 shares of which are designated as Series D Preferred Stock, 502,630 of which are issued and outstanding as of the date of this Agreement, and (E) 6,700,909 shares of which are designated as Series E Preferred Stock, 5,067,910 of which are issued and outstanding as of the date of this Agreement. No shares of capital stock are held in Company’s treasury as of the date of this Agreement. As of the date of this Agreement, all outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities and other applicable Legal Requirements.
(b) As of the date of this Agreement, (i) Company has reserved an aggregate of 2,272,530 shares of Company Common Stock, for issuance to employees, consultants and non-employee directors pursuant to the Company Option Plans, under which options were outstanding for an aggregate of 2,236,427 shares of Company Common Stock, and (ii) Company had reserved 1,004,162 shares of Company Common Stock for issuance to holders of Company Warrants upon their exercise. All shares of Company Common Stock or Company Preferred Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Part 2.2(b) of the Company Disclosure Schedule lists, as of the date of this Agreement, each holder of Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder, each outstanding Company Option and Company Warrant, the name of the holder of such Company Option or Company Warrant, the number of shares subject to such Company Option or Company Warrant, the exercise price of such Company Option or Company Warrant and the vesting schedule thereof.
(c) Part 2.2(c) of the Company Disclosure Schedule lists each holder of a Company Convertible Note, as of the date of this Agreement, including the name of the holder, the date of grant, the maturity date, the interest rate and the principal amount of such Company Convertible Note. Except as set forth in Part 2.2(c) and 2.2(d) of the Company Disclosure Schedule, as of the date hereof, there are no, and the Company has no unfilled Contracts, promises or commitments to issue or grant any shares of Company Capital Stock (or securities convertible into or exercisable for shares of Company Capital Stock) or enter into any Contract to issue or grant any shares of Company Capital Stock (or securities convertible into or exercisable for Company Capital Stock) to which the Company is a party or by which the Company is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock or securities convertible into or exercisable for Company Capital Stock, or obligating Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any shares of Company Capital Stock (or securities convertible into or exercisable for shares of Company Capital Stock).
(d) Except as set forth on Part 2.2(d) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Capital Stock are subject to any right of first refusal in favor of Company or, to the knowledge of Company, any third parties; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Companies having a right to vote on any matters on which the Company Stockholders have a right to vote; (iv) there is no Contract to which the Acquired Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Capital Stock. Except as set forth on Part 2.2(d) of the Company Disclosure Schedule, none of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities.
2.3 Authority; Non-Contravention; Approvals.
(a) Company has the requisite corporate power and authority to enter into this Agreement and, subject to Required Company Stockholder Vote, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Company, the performance by Company of its obligations hereunder and the consummation by Company of the Transactions have been duly authorized by all necessary corporate action on the part of Company, subject only to Required Company Stockholder Vote and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of (i) a majority in voting power of the outstanding shares of Company Capital Stock outstanding on the applicable record date (voting together as one class, on an as-converted to Company Common Stock basis) and (ii) 60% (sixty percent) of voting power of the outstanding shares of Company Preferred Stock outstanding on the applicable record date (voting together as one class, on an as-converted to Company Common Stock basis) (“Required Company Stockholder Vote”) is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the Merger and the other Transactions. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent, and Merger Sub, constitutes the valid and binding obligation of Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.
(b) Company’s board of directors, by resolutions duly adopted by vote at a meeting of all directors of Company duly called and held and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement and the Merger, and determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of the Company Stockholders, and (ii) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger and all other Transactions and directed that such matters be submitted for consideration of the Company Stockholders.
(c) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the certificate of incorporation or bylaws of Company or the equivalent organizational documents of any of its Subsidiaries, (ii) subject to obtaining the Required Company Stockholder Vote and compliance with the requirements set forth in Section 2.3(d) below, conflict with or violate any Legal Requirement applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except for any such conflicts or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, or (iii) require an Acquired Company to make any filing with or give any notice to a Person, to obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Encumbrance (other than Permitted Encumbrances) on any of the properties or assets of Company or any of its Subsidiaries pursuant to, any Company Contract, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.
(d) No material consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement/Prospectus/ Information Statement with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (iii) the declaration of effectiveness of the Registration Statement of which the Prospectus contained in the Proxy Statement/Prospectus/Information Statement forms a part and the satisfactory resolution of any SEC comments to the Proxy Statement or Information Statement contained in the Proxy Statement/Prospectus/Information Statement and (iv) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.
2.4 Anti-Takeover Statutes Not Applicable.  The board of directors of Company has taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other Transactions. The board of directors of Company has taken all action necessary to render inapplicable to this Agreement and the Transactions by Section 203 of Delaware Law.
2.5 Company Financial Statements; No Undisclosed Liabilities.
(a) The audited consolidated financial statements (including any related notes thereto) representing the financial condition of Company as of December 31, 2018 and December 31, 2019 and the unaudited financial statements (including the notes thereto) representing the financial condition of Company as of March 31, 2020 (collectively, the “Company Financials”), including any available quarterly financial statements (including any related notes thereto), (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (ii) fairly presented, in all material respects, the consolidated financial position of Company and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. Company has not effected any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of SEC Regulation S-K). The balance sheet of Company as of March 31, 2020 is hereinafter referred to as the “Company Balance Sheet.”
(b) Since January 1, 2018 (the “Lookback Date”), or to the knowledge of Company since January 1, 2015, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Company, the board of directors of Company or any committee thereof. Since the Lookback Date, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Company, (ii) any fraud, whether or not material, that involves Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Company, or (iii) any claim or allegation regarding any of the foregoing.
(c) Except as disclosed in the Company Financials, neither Company nor any of its Subsidiaries has any liabilities, indebtedness, obligation, expense, claim, deficiency, guaranty, or endorsement, whether accrued, absolute, contingent, matured, or unmatured (each, a “Liability”) of the kind required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its Subsidiaries taken as a whole, except Liabilities (i) identified in the Company Balance Sheet, (ii) incurred in connection with the Transactions, (iii) described on Part 2.5(c) of the Company Disclosure Schedule, (iv) executory obligations under any Company Contract or (v) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices.
2.6 Absence Of Certain Changes Or Events.  Since the date of the Company Balance Sheet through the date of this Agreement and other than with respect to the negotiation, execution and performance of this Agreement, each of the Acquired Companies has conducted its business only in the ordinary course of business consistent with past practice, and there has not been: (a) any event that has had a Company Material Adverse Effect, or (b) any material change by any Acquired Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or as disclosed in the notes to the Company Financials.
2.7 Taxes.
(a) Each income and other material Tax Return that any Acquired Company was required to file under applicable Legal Requirements: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects. All material Taxes due and payable by an Acquired Company have been timely paid, except to the extent such amounts are being contested in good faith (any such contest being disclosed on Part 2.7(a) of the Company Disclosure Schedule hereto) by the Acquired Company or are properly reserved for on the books or records of the Acquired Company. No extension of time with respect to any date on which a Tax Return was required to be filed by an Acquired Company is in force (except for any automatic extensions for which approval of a Governmental Body is not required, or where such Tax Return was filed), and no waiver or agreement by or with respect to an Acquired Company is in force for the extension of time for the payment, collection or assessment of any Taxes. There are no liens for Taxes on any asset of an Acquired Company other than Permitted Encumbrances. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against an Acquired Company which has not been fully paid or adequately reserved or reflected in the Company Financials.

(b) All material Taxes that an Acquired Company has been required to collect or withhold have been collected or withheld and, to the extent required by applicable Legal Requirements when due, have been paid to the proper Governmental Body.
(c) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquired Company with any taxing authority or issued by any taxing authority to an Acquired Company. There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquired Company that are, or if issued would be, binding on an Acquired Company.
(d) No Acquired Company is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in a Contract not primarily related to Taxes and entered into in the ordinary course of business). No Acquired Company has any liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.
(e) Other than the Subsidiaries identified in Part 2.1(a) of the Company Disclosure Schedule, Company does not have any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for U.S. federal income tax purposes. Each Acquired Company is and always has been a corporation taxable under subchapter C of the Code for U.S. federal income tax purposes.
(f) No Acquired Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Company has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.
(g) Each Acquired Company is not (and has not been for the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.
(h) No Acquired Company has a permanent establishment, as defined in any applicable Tax treaty, in a country other than the country in which it is organized.
(i) No Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code in the two years prior to the date of this Agreement.
(j) No Acquired Company has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under Section 368 of the Code. No Acquired Company is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.
2.8 Intellectual Property.

(a) Part 2.8(a)(i) of the Company Disclosure Schedule lists all of the Company IP Rights that are Patent Rights and registered Trademark Rights owned solely by any Acquired Company as of the date hereof, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number. Part 2.8(a)(ii) of the Company Disclosure Schedule lists, as of the date hereof, all of the Company IP Rights that are Patent Rights and registered Trademark Rights in which any Acquired Company has any co-ownership interest, other than those owned solely by an Acquired Company, setting forth in each case, as applicable, the jurisdictions in which such patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number. Part 2.8(a)(iii) of the Company Disclosure Schedule lists all of the third party Patent Rights and registered Trademark Rights in which an Acquired Company has any exclusive right, title or interest, other than those owned solely or co-owned by an Acquired Company.
(b) Part 2.8(b) of the Company Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which any third party has licensed, granted or conveyed to any Acquired Company any right, title or interest in or to any Company IP Rights where the license, grant or conveyance of such right, title or interest, individually or in the aggregate, is material to the Acquired Companies taken as a whole, and excluding any Excluded Contracts. To Company’s knowledge, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any of such Contracts.
(c) Part 2.8(c) of the Company Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which an Acquired Company has licensed, granted or conveyed to any third party any right, title or interest in or to any Company IP Rights (collectively, “Out Licenses”) where the license, grant or conveyance of such right, title or interest, individually or in the aggregate, is material to the Acquired Companies taken as a whole, other than Excluded Contracts. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s knowledge, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any of such Contracts.
(d) The Acquired Companies own, co-own or otherwise possess legally enforceable rights in and to all Company IP Rights, free and clear (in the case of Company IP Rights that are solely owned by an Acquired Company) of all Encumbrances. The Company IP Rights that are owned or co-owned by an Acquired Company or exclusively licensed to an Acquired Company (collectively, “Company Owned IP Rights”) are subsisting, and, to the Company’s knowledge, not invalid or unenforceable. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no third party is overtly challenging in writing the right, title or interest of an Acquired Company in, to or under the Company Owned IP Rights, or the validity, enforceability or claim construction of any Patent Rights owned or co-owned or exclusively licensed to an Acquired Company, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any Company Owned IP Rights and the Company Owned IP Rights are not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Acquired Companies’ use thereof or their rights thereto. To the knowledge of the Company, no valid basis exists for any of the foregoing challenges or claims. To the knowledge of the Company and except for items that have expired or were abandoned in the reasonable discretion and business judgment of an Acquired Company and for customary powers of attorney granted to an Acquired Company’s patent prosecution counsel solely for purposes of representing the Acquired Company before U.S. Patent and Trademark Office or its foreign equivalents, no act has been done or omitted to be done by the Acquired Companies, which has, had or could have the effect of dedicating to the public, or entitling any third party to cancel, forfeit, modify or consider abandoned, any Company IP Rights that are owned or co-owned by an Acquired Company, or, except with respect to Out Licenses and Excluded Contracts, give any Person any ownership or license rights with respect thereto. Except for items that have expired or were abandoned in the reasonable discretion and business judgment of the Company, all necessary registration, maintenance and renewal fees in respect of the Company Owned IP Rights have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such Company Owned IP Rights.
(e) Each Acquired Company has taken reasonable measures to protect and maintain the confidentiality of the Trade Secrets included in the Company Owned IP Rights. To the knowledge of the Company, the Acquired Companies have not divulged, furnished to or made accessible any of their Trade Secrets to any Person except (i) pursuant to an enforceable written agreement to maintain the confidentiality of such Trade Secrets, (ii) in connection with the filing of an application to obtain patent protection for the embodiment of such Trade Secret, (iii) otherwise in the reasonable discretion and business judgment of the Acquired Company, or (iv) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All current and former officers and employees of, and consultants and independent contractors to, each Acquired Company who have contributed to the creation or development of any material Company IP Rights owned or co-owned by an Acquired Company have assigned all of their respective ownership rights in such IP Rights to such Acquired Company, and have executed and delivered to such Acquired Company an agreement regarding the assignment to such Acquired Company, of any IP Rights arising from services performed for such Acquired Company by such Persons, the current forms of which agreements have been made available in a data room or otherwise for review by Parent or its advisors, except where the absence of that agreement would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, with respect to third party Patent Rights and Trademark Rights that are valid and enforceable as of the date of this Agreement, none of the Acquired Companies or any of their respective current activities or products violates or otherwise conflicts with, or has infringed, misappropriated or violated any IP Rights of any third party, and no Acquired Company has received any written notice nor are any of them subject to any actual, or to the knowledge of Company, threatened proceedings, claiming or alleging any of the foregoing.
(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, no Company Owned IP Rights are being infringed, misappropriated or unlawfully used by any third party nor has any third party previously infringed, misappropriated or unlawfully used any such Company Owned IP Rights.
(h) To the knowledge of the Company, no funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used by any Acquired Company to develop or create, in whole or in part, any Company Owned IP Rights, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(i) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Acquired Companies (i) maintain commercially reasonable policies regarding privacy and data protection, as applicable, and information security, with respect to their collection, use, and disclosure of Personal Data (each, a “Company Privacy Policy”); (ii) are in compliance in all material respects with (A) each applicable Company Privacy Policy and (B) all applicable Legal Requirements pertaining to privacy, data protection, and information security with respect to the Acquired Companies’ collection, use, and disclosure of Personal Data; and (iii) take commercially reasonable steps to protect such Personal Data they maintain on their systems from unauthorized access and acquisition. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, to the knowledge of Company as of the date of this Agreement, the Acquired Companies have not at any time since the Lookback Date suffered any security breach of any of their systems resulting in any unauthorized access to, or acquisition of, any Personal Data stored on such systems.
2.9 Compliance with Legal Requirements.
(a) Neither the Company nor any of its Subsidiaries, since the Lookback Date has been, or currently is, in conflict with any Legal Requirement, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. To the knowledge of the Company, no investigation or review by any Governmental Body is pending or threatened in writing against Company or its Subsidiaries relating to any actual or alleged violation by the Company or any of its Subsidiaries with any Legal Requirement, nor has any Governmental Body indicated to an Acquired Company in writing an intention to conduct the same.
(b) The Company and its Subsidiaries hold all applicable and required permits, licenses, clearances, authorizations, registrations, variances, exemptions, orders and approvals from Governmental Bodies which are material to the operation of the business of the Company and its Subsidiaries taken as a whole (collectively, the “Company Permits”). The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Company, threatened, which seeks to revoke or terminate any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Company immediately prior to the Effective Time.

(c) To the knowledge of Company, the Acquired Companies and Persons acting on behalf of Company:
(i) have not used in any capacity the services of any individual or entity debarred, excluded, or disqualified under 42 U.S.C. Section 1320a-7, or any similar laws, rules or regulations; and
(ii) have not been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment, exclusion, or disqualification under 42 U.S.C. Section 1320a-7, or any similar laws, rules regulations.
(d) None of the Acquired Companies, and (to the knowledge of Company) no Representative of any of the Acquired Companies on their behalf with respect to any matter relating to any of the Acquired Companies, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.
(e) No product or product candidate manufactured, tested, distributed, held or marketed by or on behalf of any of the Acquired Companies has, since the Lookback Date, been recalled or withdrawn (whether voluntarily or otherwise). At no time since the Lookback Date has any of the Acquired Companies received written notice that any Governmental Body has commenced, or threatened to initiate, any proceeding seeking the recall, suspension or withdrawal of approval, or seizure of any such product.
(f) None of the Acquired Companies, or to the knowledge of the Company, any officers, employees or agents of the same, has with respect to any product that is manufactured, tested, distributed, held or marketed by or on behalf of any of the Acquired Companies since the Lookback Date made an untrue statement of a material fact or fraudulent statement to any other Governmental Body.
2.10 Legal Proceedings; Orders.
(a) Except as set forth in Part 2.10(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding, and (to the knowledge of Company) no Person has threatened in writing to commence any Legal Proceeding since the Lookback Date: (i) that involves any of the Acquired Companies, any business of any of the Acquired Companies or any of the assets owned, leased or used by any of the Acquired Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Transactions. None of the Legal Proceedings identified in Part 2.10(a) of the Company Disclosure Schedule has had or, if adversely determined, would reasonably be expected to have or result in a Company Material Adverse Effect.
(b) There is no Order to which any of the Acquired Companies, or any material assets owned or used by any of the Acquired Companies, is subject. To the knowledge of Company, no officer or other key employee of any of the Acquired Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Companies.
2.11 Brokers’ And Finders’ Fees.  Except as set forth on Section 2.11 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Transactions based upon arrangements made by or on behalf of any of the Acquired Companies.
2.12 Employee Benefit Plans.  Each Company Employee Plan has been, in all material respects, established and maintained in accordance with its terms and in compliance with all Legal Requirements, including but not limited to ERISA or the Code.
2.13 Labor Matters.
(a) The Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.
(b) The Company is in compliance, in all material respects, with all Legal Requirements and any applicable labor agreement respecting employment, employment practices, terms and conditions of employment, collective bargaining, worker classification (including the proper classification of workers as independent contractors or consultants), Tax declaration and withholding, withholding and payment, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, leave of absence, affirmative action, disability rights or benefits, employee privacy, immigration, occupational safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by Legal Requirements or by Contract to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, compensation, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business).
2.14 Company Contracts.
(a) Except for Excluded Contracts or as set forth in Part 2.14 of the Company Disclosure Schedule, no Acquired Company is a party to or is bound by:
(i) any Contracts identified or required to be identified in Part 2.8(b) or Part 2.8(c) of the Company Disclosure Schedule;
(ii) any Contract currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(iii) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000; or
(iv) any Contract that provides for: (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquired Company; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquired Company.
(b) Company has made available in the Company’s online data room to Parent an accurate and complete copy of each Contract listed or required to be listed in Part 2.14(a) of the Company Disclosure Schedule (any such Contract, a “Company Contract”). Neither Company nor any of its Subsidiaries, nor to Company’s knowledge any other party to a Company Contract, has, since the Lookback Date, breached or violated in any respect or defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Company Contracts, except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect. To the knowledge of Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to: (i) result in a violation or breach in any respect of any of the provisions of any Company Contract or (ii) give any Person the right to declare a default in any respect under any Company Contract, except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.
2.15 Insurance.  The Company or its Subsidiaries maintain all policies of fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements and other forms of insurance (the “Company Insurance Policies”) in such amounts, with such deductibles and against such risks and losses that are reasonably adequate for the operation of the Company’s and its Subsidiaries’ businesses in all material respects. To Company’s knowledge, such Company Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquired Companies would, in accordance with good business practice, customarily insure. All premiums due and payable under such Company Insurance Policies have been paid on a timely basis and each Acquired Company is in compliance in all material respects with all other terms thereof. True, complete and correct copies, of such Company Insurance Policies, or summaries of all terms material thereof, have been made available to Parent in the Company’s online data room.
2.16 Interested Party Transactions.  No event has occurred during the past three years that would be required to be reported by Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if Company were required to report such information in periodic reports pursuant to the Exchange Act, except to the extent set forth on Part 2.16 of the Company Disclosure Schedule.

2.17 Disclaimer of Other Representations or Warranties.
(a) Except for the representations and warranties made by the Company in this Article 2, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Acquired Companies, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Acquired Companies hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Acquired Companies nor any other person makes or has made any representation or warranty to Parent or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Acquired Companies or their respective businesses or (ii) except for the representations and warranties made by the Company in this Article 2, any oral or written information presented to Parent or any of its affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) The Company acknowledges and agrees that neither Parent, Merger Sub, Spin-Out Sub nor any other person has made or is making any express or implied representation or warranty other than those contained in Article 3.
2.18 Bad Actor.  No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub, jointly and severally, represent and warrant to Company as follows (it being understood that each representation and warranty contained in this Article 3 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Parent Disclosure Schedule corresponding to the particular Section or subsection in this Article 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the Parent Disclosure Schedule by reference to another part or subpart of the Parent Disclosure Schedule; and (c) any exception or disclosure set forth in any of the Parent SEC Documents prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature) or other part or subpart of the Parent Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty).
3.1 Organization and Qualification.
(a) Part 3.1(a) of the Parent Disclosure Schedule identifies each Subsidiary of Parent and indicates its jurisdiction of organization. Neither Parent nor any of the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule. None of the Acquiring Companies has agreed or is obligated to make or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity, other than the Contribution.
(b) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and Parent and Merger Sub have all necessary corporate power and authority: (i) to conduct their businesses in the manner in which their businesses are currently being conducted; (ii) to own and use their assets in the manner in which their assets are currently owned and used; and (iii) to perform their obligations under all Contracts by which they are bound.
(c) Each of Parent and Merger Sub (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except as would not have and would not reasonably be expected to have or result in a Parent Material Adverse Effect.
(d) The copies of the Articles of Incorporation and Amended and Restated Bylaws of Parent which are incorporated by reference as exhibits to the Parent’s Annual Report on Form 10-K for the year ended December 31, 2019 are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement.
3.2 Capital Structure.
(a) The authorized capital stock of Parent consists of 15,000,000 shares of Parent Common Stock, par value, $0.001, of which 11,846,795 shares are issued and outstanding as of the close of business on the day prior to the date hereof and 500,000 shares of Preferred Stock, par value $0.0001 per share (“Parent Preferred Stock”), of which 20,000,000 shares are designated as Series A Preferred Stock (“Parent Series A Preferred Stock”), none of which are issued or outstanding as of the date of this Agreement. No shares of capital stock are held in Parent’s treasury. All outstanding shares of Parent Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities laws.
(b) As of the date of this Agreement, Parent had reserved an aggregate of 1,200,000 shares of Parent Common Stock, for issuance to employees, consultants and non-employee directors pursuant to the Parent Stock Option Plans, under which (i) options were outstanding for an aggregate of 670,740 shares, and 520,000 shares of Parent Common Stock, were reserved for issuance to holders of warrants to purchase Parent Common Stock upon their exercise. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Part 3.2(b) of the Parent Disclosure Schedule lists each outstanding option to purchase shares of Parent Capital Stock (a “Parent Option”) and each outstanding warrant to purchase Parent Capital Stock (a “Parent

Warrant”), the name of the holder of such Parent Option and Parent Warrant, the number of shares subject to such Parent Option and Parent Warrant, the exercise price of such Parent Option and Parent Warrant and, if applicable, the vesting schedule thereof (including any vesting acceleration provisions). Part 3.2(b) of the Parent Disclosure Schedule also lists for each holder of Parent Option, the state or other jurisdiction in which such holder currently resides. To Parent’s knowledge, no event or circumstance has occurred that would cause any Parent Preferred Stock Rights to become exercisable, or exchangeable for capital stock of Parent, and there is no, and there has never been, an Acquiring Person (as defined in the Rights Agreement) under the Rights Agreement. As of the date of this Agreement, there are 11,846,795 Parent Preferred Stock Rights outstanding. Other than the Parent Preferred Stock Rights, and except as set forth in this Part 3.2(b) of the Parent Disclosure Schedule, as of the date hereof, there are no, and Parent has no unfilled Contracts, promises or commitments to issue or grant any shares of Parent Capital Stock (or securities convertible into or exercisable for shares of Parent Capital Stock) or enter into any Contract to issue or grant any shares of Parent Capital Stock (or securities convertible into or exercisable for Parent Capital Stock) to which Parent is a party or by which Parent is bound obligating Parent to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Parent Capital Stock or securities convertible into or exercisable for Parent Capital Stock, or obligating Parent to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any shares of Parent Capital Stock (or securities convertible into or exercisable for shares of Parent Capital Stock).
(c) The shares of Parent Common Stock issuable as Merger Consideration, upon issuance on the terms and conditions contemplated in this Agreement, would be duly authorized, validly issued, fully paid and non-assessable.
(d) Except as set forth in Part 3.2(d) of the Parent Disclosure Schedule: (i) none of the outstanding shares of Parent Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Parent Capital Stock are subject to any right of first refusal in favor of Parent; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquiring Companies having a right to vote on any matters on which the shareholders of Parent have a right to vote; (iv) there is no Contract to which the Acquiring Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Capital Stock. None of the Acquiring Companies is under any obligation or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Capital Stock or other securities.
3.3 Authority; Non-Contravention; Approvals.
(a) Parent has the requisite corporate power and authority to enter into this Agreement and, subject to Parent Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions and the Spin-Out (collectively, the “Parent Transactions”). The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder and the consummation by Parent of the Parent Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to Parent Shareholder Approval, to adoption of this Agreement by Parent as sole stockholder of Merger Sub immediately following the execution hereof, filing of the Certificate of Conversion with the Secretary of State of the State of Delaware and the Articles of Conversion with the Secretary of State of the State of Nevada in connection with the Delaware Reincorporation and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Parent Common Stock outstanding on the applicable record date (“Parent Shareholder Approval”) is the only vote of the holders of any class or series of Parent Capital Stock necessary to adopt or approve the Parent Shareholder Approval Matters. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.
(b) Parent’s board of directors, by resolutions duly adopted by vote at a meeting of all directors of Parent duly called and held and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement and the Merger, and determined that this Agreement and the Parent Transactions, including the Merger, are fair to, and in the best interests of Parent’s shareholders, and (ii) resolved to recommend that Parent’s shareholders approve the Parent Shareholder Approval Matters and directed that such matters be submitted for consideration of the shareholders of Parent at the Parent Shareholders’ Meeting. The board of directors of Merger Sub has approved and declared advisable this Agreement and the Merger and submitted this Agreement to Parent, as its sole stockholder for adoption thereby. Immediately following the execution of this Agreement, Parent in its capacity as the sole stockholder of Merger Sub, shall execute a written consent adopting this Agreement.
(c) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent or Merger Sub will not, (i) conflict with or violate the Articles of Incorporation or Amended and Restated Bylaws of Parent or Merger Sub, (ii) subject to obtaining Parent Shareholder Approval and compliance with the requirements set forth in Section 3.3(d) below, conflict with or violate any Legal Requirement, order, judgment or decree applicable to Parent or Merger Sub or by which their respective properties are bound or affected, except for any such conflicts or violations that would not have a Parent Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, or (iii) require an Acquiring Company to make any filing with or give any notice to or obtain any Consent from a Person pursuant to any Parent Contract, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent pursuant to, any Parent Contract, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially delay the Merger.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation of the Parent Transactions, except for (i) the filing with the SEC of any outstanding periodic reports due under the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement/Prospectus/ Information Statement with the SEC in accordance with the Exchange Act and the declaration of effectiveness of the Registration Statement of which the Prospectus contained in the Proxy Statement/Prospectus/Information Statement forms a part and the satisfactory resolution of any SEC comments to the Proxy Statement or Information Statement contained in the Proxy Statement/Prospectus/Information Statement, (iv) the filing of Current Reports on Form 8-K with the SEC within four business days after the execution of this Agreement and the Closing Date, (v) the filing of the Articles of Conversion with the Secretary of State of the State of Nevada and the Certificate of Conversion with the Secretary of State of the State of Delaware in accordance with Section 5.25, (vi) the filing of an amendment to the Parent Amended and Restated Articles to effect the Reverse Split and increase the number of authorized shares of Parent Common Stock, and (vii) such approvals as may be required under applicable state securities or “blue sky” laws or the rules and regulations of Nasdaq or other applicable national securities exchange or over-the-counter market.
3.4 Anti-Takeover Statutes Not Applicable.  The board of directors of Parent has taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other Parent Transactions. The board of directors of Parent has taken all action necessary to render inapplicable to this Agreement and the Parent Transactions by Sections 78.378 to 78.3793 of the Nevada Revised Statutes (the “NRS”).
3.5 SEC Filings; Parent Financial Statements; No Undisclosed Liabilities.
(a) Parent has made available to Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with or furnished by Parent to the SEC (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All Parent SEC Documents have been timely filed and, as of the time a Parent SEC Document was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Parent SEC Documents required by: (1) the SEC’s Order dated June 27, 2002 pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460); (2) Rule 13a-14 or 15d-14 under the Exchange Act; or (3) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) is accurate and complete in all material respects (the “Certifications”), and complied as to form and content in all material respects with all applicable Legal Requirements in effect at the time such Certification was filed with or furnished to the SEC. As used in this Section 3.5, the term

“file” and variations thereof will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b) Except as set forth in Part 3.5(b) of the Parent Disclosure Schedule, from the Lookback Date through the date hereof, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has not disclosed any unresolved comments in its SEC Documents.
(c) Since the Lookback Date, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Parent, the board of directors of Parent or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(d) Except as set forth on Part 3.5(d) of the Parent Disclosure Schedule, Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.
(e) Parent and its Subsidiaries maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files, submits or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.
(f) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents (the “Parent Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present in all material respects the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows of Parent for the periods covered thereby. Parent has not effected any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of SEC Regulation S-K). Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s Financials in accordance with GAAP. The books of account and other financial records of Parent are true and complete in all material respects.

(g) Neither Parent nor any of its Subsidiaries has any Liabilities, except Liabilities (i) identified in the Parent Financials, (ii) Transaction Costs that are paid prior to the Effective Time or assumed by Spin-Out Sub, or (iii) incurred in the ordinary course of business, consistent with past practice since the date of the most recent Parent Financials, and which are neither material to Parent nor a Liability for breach of contract, tort, or non-compliance with any Legal Requirements.
3.6 Absence Of Certain Changes Or Events.  Since the date of the most recent period report on Form 10-Q filed by Parent with the SEC through the date of this Agreement, each of the Acquiring Companies has conducted its business in the ordinary course of business consistent with past practice, and there has not been: (a) any event that has had a Parent Material Adverse Effect or (b) any other action, event or occurrence that would have required the consent of Company pursuant to Section 4.2 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement, or (c) incurred any Indebtedness for borrowed money.
3.7 Taxes.
(a) Each of the income and other material Tax Returns that any Acquiring Company was required to file under applicable Legal Requirements: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects. All material Taxes due and payable by an Acquiring Company have been timely paid, except to the extent such amounts are being contested in good faith by the Acquiring Company or are properly reserved for on the books or records of the Acquiring Company. No extension of time with respect to any date on which a Tax Return was required to be filed by an Acquiring Company is in force (except for any automatic extensions for which approval of a Governmental Body was not required, or where such Tax Return was filed), and no waiver or agreement by or with respect to an Acquiring Company is in force for the extension of time for the payment, collection or assessment of any Taxes. There are no liens for Taxes on any asset of an Acquiring Company other than Permitted Encumbrances. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against Parent or its Subsidiaries which has not been fully paid or adequately reserved or reflected in the SEC Documents.
(b) All material Taxes that an Acquiring Company has been required to collect or withhold have been collected or withheld and, to the extent required by applicable Legal Requirements when due, have been paid to the proper Governmental Body.
(c) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquiring Company with any taxing authority or issued by any taxing authority to an Acquiring Company. There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquiring Company that are, or if issued would be, binding on any Acquiring Company.
(d) No Acquiring Company is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in a Contract). No Acquiring Company has any liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.
(e) Other than the Subsidiaries identified in Part 3.1(a) of the Parent Disclosure Schedule, Parent does not have any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for United States federal income tax purposes. Each Acquiring Company is and always has been a corporation taxable under subchapter C of the Code for United States federal income tax purposes and has had comparable status under the Legal Requirements of any state, local or non-U.S. jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. None of the Acquiring Companies is a “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.
(f) No Acquiring Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Parent has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.
(g) Each Acquiring Company is not (and has not been for the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.
(h) No Acquiring Company has a permanent establishment, as defined in any applicable Tax treaty, in a country other than the country in which it is organized.
(i) No Acquiring Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code in the two years prior to the date of this Agreement.
(j) No Acquiring Company has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under Section 368 of the Code. No Acquiring Company is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.
3.8 Intellectual Property.
(a) Part 3.8(a)(i) of the Parent Disclosure Schedule lists, as of the date hereof, all of the Patent Rights and all registered Trademark Rights owned solely by any Acquiring Company, excluding Patent Rights and all registered Trademark Rights that will be transferred to Spin-Out Sub in the Spin-Out, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number. Part 3.8(a)(ii) of the Parent Disclosure Schedule lists, as of the date hereof, all of the Patent Rights and all registered Trademark Rights in which any Acquiring Company has any co-ownership interest, other than those owned solely by an Acquiring Company and Patent

Rights and all registered Trademark Rights that will be transferred to Spin-Out Sub, setting forth in each case, as applicable, the jurisdictions in which such patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number. Part 3.8(a)(iii) of the Parent Disclosure Schedule lists, as of the date hereof, all of the third party Patent Rights and registered Trademark Rights in which an Acquiring Company has any exclusive right, title or interest, other than those owned solely or co-owned by an Acquiring Company and excluding Patent Rights and all registered Trademark Rights that will be transferred to Spin-Out Sub prior to the Spin-Out.
(b) Part 3.8(b) of the Parent Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which any third party has licensed, granted or conveyed to any Acquiring Company any right, title or interest in or to any Parent IP Rights where the license, grant or conveyance of such right, title or interest, individually or in the aggregate, is material to an Acquiring Company taken as a whole, and excluding any Excluded Contracts and Contracts that will be transferred to Spin-Out Sub prior to the Spin-Out. To Parent’s knowledge, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any of such Contracts.
(c) Part 3.8(c) of the Parent Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which an Acquiring Company has licensed, granted or conveyed to any third party any right, title or interest in or to any Parent IP Rights (collectively, “Parent Out Licenses”) where the license, grant or conveyance of such right, title or interest, individually or in the aggregate, is material to the Parent and its Subsidiaries taken as a whole, other than Excluded Contracts and Contracts that will be transferred to Spin-Out Sub prior to the Spin-Out. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Parent’s knowledge, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any of such Contracts.
(d) The Acquiring Companies own, co-own or otherwise possess legally enforceable rights in and to all Parent IP Rights, free and clear (in the case of Parent IP Rights that are solely owned by an Acquiring Company) of all Encumbrances. The Parent IP Rights that are owned or co-owned by an Acquired Company or exclusively licensed to an Acquiring Company (collectively, “Parent Owned IP Rights”) are subsisting, and, to the Company’s knowledge, not invalid or unenforceable. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no third party is overtly challenging in writing the right, title or interest of an Acquiring Company in, to or under the Parent Owned IP Rights, or the validity, enforceability or claim construction of any Patent Rights owned or co-owned or exclusively licensed to an Acquiring Company, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any Parent Owned IP Rights and the Parent Owned IP Rights are not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Acquiring Companies’ use thereof or their rights thereto. To the knowledge of Parent, no valid basis exists for any of the foregoing challenges or claims.
(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Parent’s knowledge, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any Contracts in effect as of the date of this Agreement under which an Acquiring Company has licensed, granted or conveyed to any third party any right, title or interest in or to any Parent IP Rights.
(f) Each Acquiring Company has taken reasonable measures to protect and maintain the confidentiality of the Trade Secrets included in the Parent Owned IP Rights. All current and former officers and employees of, and consultants and independent contractors to, each Acquiring Company who have contributed to the creation or development of any material Parent IP Rights owned or co-owned by an Acquiring Company have assigned all of their respective ownership rights in such IP Rights to such Acquiring Company, and have executed and delivered to such Acquiring Company an agreement regarding the assignment to such Acquiring Company, of any IP Rights arising from services performed for such Acquiring Company by such Persons, the current forms of which agreements have been made available in a data room or otherwise for review by Company or its advisors, except where the absence of that agreement would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(g) Except as would not reasonably be expected to have, individually, or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, with respect to third party Patent Rights and Trademark Rights that are valid and enforceable as of the date hereof, none of the Acquiring Companies or any of their respective current activities or products violates or otherwise conflicts with, or has infringed, misappropriated or violated any IP Rights of any third party, and no Acquiring Company has received any written notice nor are any of them subject to any actual, or to the knowledge of Parent, threatened proceedings, claiming or alleging any of the foregoing.
(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, no Parent Owned IP Rights are being infringed, misappropriated or unlawfully used by any third party nor has a third party previously infringed, misappropriated or unlawfully used any such Parent Owned IP Rights.
(i) To the knowledge of Parent, no funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used by any Acquiring Company to develop or create, in whole or in part, any Parent Owned IP Rights, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(j) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, the Acquiring Companies (i) maintains commercially reasonable policies regarding privacy and data protection, as applicable, and information security, with respect to their collection, use, and disclosure of Personal Data (each, a “Parent Privacy Policy”); (ii) are in compliance in all material respects with (A) each applicable Parent Privacy Policy and (B) all applicable Legal Requirements pertaining to privacy, data protection, and information security with respect to the Acquiring Companies’ collection, use, and disclosure of Personal Data; and (iii) take commercially reasonable steps to protect such Personal Data they maintain on their systems from unauthorized access and acquisition. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, to the knowledge of Parent as of the date of this Agreement, the Acquiring Companies have not at any time since the Lookback Date suffered any security breach of any of their systems resulting in any unauthorized access to, or acquisition of, any Personal Data stored on such systems.
3.9 Compliance with Legal Requirements.
(a) Neither Parent nor any of its Subsidiaries, since the Lookback Date, has been or currently is, in conflict with any Legal Requirement, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except in each case as would not, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent, no investigation or review by any Governmental Body is pending or threatened in writing against Parent or its Subsidiaries relating to any actual or alleged violation by Parent or any of its Subsidiaries with any Legal Requirement, nor has any Governmental Body indicated to Parent or any of its Subsidiaries in writing an intention to conduct the same.
(b) Parent holds all permits, licenses, registrations, authorizations, notices, variances, exemptions, orders and approvals from Governmental Bodies which are material to the operation of the business of Parent and its Subsidiaries taken as a whole (collectively, the “Parent Permits”). Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Parent, threatened, which seeks to revoke or limit any Parent Permit.
(c) To the knowledge of Parent, the Acquiring Companies and Persons acting in concert with and on behalf of Parent:
(i) have not used in any capacity the services of any individual or entity debarred, excluded, or disqualified under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules or regulations; and
(ii) have not been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment, exclusion, or disqualification under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules regulations.
(d) None of the Acquiring Companies, and (to the knowledge of Parent) no Representative of any of the Acquiring Companies on their behalf with respect to any matter relating to any of the Acquiring Companies, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.
(e) No product or product candidate manufactured, tested, distributed, held or marketed by or on behalf of Parent or Acquiring Companies has, since the Lookback Date, been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise). All products and product candidates have been manufactured, tested, distributed, labeled, stored, packaged, promoted, and marketed in compliance in all material respects with the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Dietary Supplement Health and Education Act of 1994 (“DSHEA”), and all regulations, rules, guidance, and policies promulgated by the Food and Drug Administration (“FDA”) and Federal Trade Commission (“FTC”). At no time since the Lookback Date has any of Parent and Acquiring Companies received written notice that any Governmental Body or comparable body has commenced, or threatened to initiate, any proceeding seeking the recall, market withdrawal, suspension or withdrawal of approval, or seizure of any such product or product candidate. Parent and Acquiring Companies have, prior to the execution of this Agreement, provided or made available to Company all material communications and correspondences with any Governmental Body regarding an alleged, actual, or potential violation of applicable Legal Requirements, including such material communications with the FDA or FTC.
(f) None of Parent nor Acquiring Companies, or to the knowledge of the Parent, Persons acting in concert with or on behalf of Parent or Acquiring Companies or any officers, employees or agents of the same, has with respect to any product that is manufactured, tested, distributed, held or marketed by or on behalf of Parent or any Acquiring Companies since the Lookback Date made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for FDA or other Governmental Body to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any other Governmental Body to invoke any similar policy.
(g) All clinical studies related to Parent or Acquiring Companies’ products or product candidates, conducted by or on behalf of Parent or Acquiring Companies since the Lookback Date have been, or are being, conducted in all material respects in compliance with the applicable requirements of Good Clinical Practice and current Good Manufacturing Practice requirements and pursuant to study protocols and procedures approved by an institutional review board or similar regulatory body.
3.10 Legal Proceedings; Orders.
(a) Except as set forth in Part 3.10(a) of the Parent Disclosure Schedule, there is no pending Legal Proceeding, and (to the knowledge of Parent) no Person has threatened in writing to commence any Legal Proceeding: (i) that involves any of the Acquiring Companies, any business of any of the Acquiring Companies or any of the assets owned, leased or used by any of the Acquiring Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Parent Transactions. None of the Legal Proceedings identified in Part 3.10(a) of the Parent Disclosure Schedule has had or, if adversely determined, would reasonably be expected to have or result in a Parent Material Adverse Effect.
(b) There is no Order to which any of the Acquiring Companies, or any material assets owned or used by any of the Acquiring Companies, is subject.

3.11 Brokers’ And Finders’ Fees.  Except as set forth in Part 3.11 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Parent Transactions based upon arrangements made by or on behalf of any of the Acquiring Companies.
3.12 Employee Benefit Plans.
(a) Part 3.12(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each Parent Employee Plan. Neither Parent nor, to the knowledge of Parent, any other person or entity, has made any commitment to modify, change or terminate any Parent Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements. There are no loans by Parent to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Parent Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Parent subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.
(b) Parent has made available to Company true and complete copies of each of Parent Employee Plan and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Parent Employee Plan that is subject to ERISA reporting requirements, Parent has made available in a data room for review by Company copies of the Form 5500 reports filed for the last three (3) plan years. Parent has made available for review by Company the most recent Determination Letter issued with respect to each such Parent Employee Plan, and to Parent’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Parent Employee Plan subject to Code Section 401(a). Parent has made available in a data room for review by Company all filings made by Parent or any ERISA Affiliate of Parent with any Governmental Body with respect to any Parent Employee Plan to the extent relevant to any ongoing obligation or liability of Parent, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.
(c) Each Parent Employee Plan has been, in all material respects, established and maintained in accordance with its terms and in compliance with all Legal Requirements, including but not limited to ERISA or the Code. Any Parent Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination. For each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code, there has been no event, condition or circumstance that has adversely affected or is reasonably likely to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Parent Employee Plan that would reasonably be expected to result in any material liability. There are no current actions, suits or claims pending, or, to the knowledge of the Company, threatened in writing (other than routine claims for benefits) against any Parent Employee Plan or against the assets of any Parent Employee Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened in writing by any Governmental Body with respect to any Parent Employee Plan. The Company is not subject to any penalty or tax with respect to any Parent Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company has timely made or otherwise provided for in all material respects all contributions and other payments required by and due under the terms of each Parent Employee Plan.
(d) Neither Parent nor any Parent ERISA Affiliate has maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Parent nor any Parent ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.
(e) Neither Parent nor any Parent ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).
(f) With respect to each Parent Employee Plan, Parent is in material compliance with (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder or any state Legal Requirement governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the HIPAA; and (iv) the applicable requirements of the Cancer Rights Act of 1998. Parent has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Legal Requirement governing health care coverage extension or continuation.
(g) Each Parent Employee Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated in good faith compliance with, or is otherwise exempt from, Section 409A of the Code. No outstanding stock right (as defined in Treasury Regulation 1.409A-1(l)) has been granted to any active, retired or former employees, directors or consultants that (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the board of directors of Parent in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code). No compensation payable by any of the Acquired Companies or any of the ERISA Affiliates will be or has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code that would be subject to the excise and penalty taxes arising thereunder.
(h) Other than as specifically contemplated by this Agreement or as otherwise required under applicable Legal Requirements, consummation of the Merger will not (i) entitle any current or former employee or other service provider of Parent or any Parent ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits), except as expressly provided in Part 3.12(a) of the Parent Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Parent Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Parent Employee Plans. No benefit payable or that may become payable by Parent pursuant to any Parent Employee Plan in connection with the Parent Transactions or as a result of or arising under this Agreement will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Parent Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent other than ordinary administration expenses typically incurred in a termination event.
(i) Parent is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Parent that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.
(j) Parent does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non–resident aliens with no United States source income outside of the United States.
(k) With respect to each Parent Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Parent is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with an HMO pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on the most recent Parent Financials on file with the SEC.
3.13 Labor Matters.

(a) Except as disclosed in Part 3.13(a) of the Parent Disclosure Schedule, the Parent is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.
(b) Parent is in compliance, in all material respects, with all Legal Requirements and any applicable labor agreement respecting employment, employment practices, terms and conditions of employment, collective bargaining, worker classification (including the proper classification of workers as independent contractors or consultants), Tax declaration and withholding, withholding and payment, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, leave of absence, affirmative action, disability rights or benefits, employee privacy, immigration, occupational safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by Legal Requirements or by Contract to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, compensation, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business).
3.14 Parent Contracts.
(a) Except for Excluded Contracts, Contracts that will be transferred to Spin-Out Sub prior to the Spin-Out on the Closing Date, or as set forth in the most recent exhibit list on Parent’s Form 10-K for the year ended December 31, 2019 or Parts 3.8(e) or 3.14 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or is bound by:
(i) any management, employment, severance, retention, transaction bonus, change in control, material consulting, relocation, repatriation or expatriation agreement or other similar Contract between: (i) Parent or any Parent ERISA Affiliate; and (ii) any current or former employees, directors or consultants of Parent or any Parent ERISA Affiliate, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements or, in the case of consulting agreements, following the notice period required in the Contract) without any obligation on the part of Parent or any Parent ERISA Affiliate to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by Parent or any Parent ERISA Affiliate under applicable non-U.S. Legal Requirements;
(ii) any Contracts identified or required to be identified in Part 3.8(b), or Part 3.8(c) of the Parent Disclosure Schedule;
(iii) any Contract with any distributor, reseller or sales representative with an annual value in excess of $100,000;
(iv) any Contract with any manufacturer, vendor, or other Person for the supply of materials or performance of services by such third party to Parent in relation to the manufacture of the Parent’s products or product candidates with an annual value in excess of $100,000;
(v) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Parent Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Parent Transactions;
(vi) any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between Parent or any of its Subsidiaries and any of its officers or directors;
(vii) any Contract imposing any restriction on the right or ability of any Acquiring Company or that would by the terms of the Contract would impose any restriction on the right or ability of any Acquired Company: (i) to compete with any other Person; (ii) to acquire any product or other asset or any services from any other Person; (iii) to solicit, hire or retain any Person as a director, an officer or other employee, a consultant or an independent contractor; (iv) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (v) to perform services for any other Person; or (vi) to transact business with any other Person;
(viii) any Contract currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;
(ix) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;
(x) any joint marketing or development agreement;
(xi) any commercial Contract that would reasonably be expected to have a material effect on the ability of Parent to perform any of its material obligations under this Agreement, or to consummate any of the Parent Transactions, that is not set forth on Part 3.14(a) of the Parent Disclosure Schedule;
(xii) any Contract that provides for: (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquiring Company; (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquiring Company; or (C) contains most favored nation pricing provisions with any third party or any requirements or minimum purchase obligations of any Acquiring Company;
(xiii) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 or more in the aggregate, or contemplates or involves the performance of services having a value in excess of $100,000 in the aggregate other than any arrangement or agreement expressly contemplated or provided for under this Agreement;
(xiv) any Contract that does not allow Parent or Subsidiary to terminate the Contract for convenience with no more than sixty (60) days prior notice to the other party and without the payment of any rebate, chargeback, penalty or other amount to such third party in connection with any such termination in an amount or having a value in excess of $100,000 in the aggregate; or
(xv) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).
(b) Parent has delivered to Company an accurate and complete copy of each Contract listed or required to be listed in Part 3.14 of the Parent Disclosure Schedule (any such Contract, including any Contract that would be listed in Part 3.14 but for its inclusion in the most recent exhibit list of Parent’s Form 10-K for the year ended December 31, 2019, a “Parent Contract”). Neither Parent nor any of its Subsidiaries, nor to Parent’s knowledge any other party to a Parent Contract, has, since the Lookback Date, breached or violated in any respect or defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Parent Contracts, except in each case as would not, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent, no event has occurred, and, no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to: (i) result in a violation or breach in any respect of any of the provisions of any Parent Contract or (ii) give any Person the right to declare a default in any respect under any Parent Contract, except in each case as would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.
3.15 Insurance. Part 3.15 of the Parent Disclosure Schedule sets forth each material insurance policy to which Parent or its Subsidiaries is a party that will remain with Parent following the Spin-Out (the “Parent Insurance Policies”).  The Acquiring Companies maintain all Parent Insurance Policies in such amounts, with such deductibles and against such risks and losses that are reasonably adequate for the operation of the Acquiring Companies businesses in all material respects. As of the date of this Agreement, and to Parent’s knowledge, such Parent Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquiring Companies would, in accordance with good business practice, customarily insure. To Parent’s knowledge, no notice of cancellation has been given with respect to any such policy since the Lookback Date, and there is no existing default or event, with the giving of notice or lapse of time or both, that would constitute a default by any insured thereunder. All premiums due and payable under such Parent Insurance Policies have been paid on a timely basis and each Acquiring Company is in compliance in all material respects with all other terms thereof.  True, complete and correct copies, of such Parent Insurance Policies, or summaries of all terms material thereof, have been made available to the Company.

3.16 Interested Party Transactions.  Except as set forth in the SEC Documents, no event has occurred that would be required to be reported by Parent as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K.
3.17 Shell Company Status.  Except as set forth on Section 3.17 of the Parent Disclosure Schedule, Parent is not, and has never been, an issuer identified in Rule 144(i)(1)(i) of the Securities Act.
3.18 Valid Issuance.  The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.
3.19 Disclaimer of Other Representations or Warranties.
(a) Except for the representations and warranties made by Parent and Merger Sub in this Article 3, neither Parent, Merger Sub nor any other person makes any express or implied representation or warranty with respect to Parent and Merger Sub, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent, Merger Sub nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent and Merger Sub or their respective businesses or (ii) except for the representations and warranties made by the Company in this Article 3, any oral or written information presented to the Company or any of its affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Parent Transactions.
(b) Parent and Merger Sub acknowledge and agree that neither the Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article 2.
ARTICLE 4
CONDUCT OF BUSINESS PENDING THE MERGER
4.1 Conduct of Company Business.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time (the “Pre-Closing Period”), Company agrees, except to the extent that Parent consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), as set forth on Part 4.1 of the Company Disclosure Schedule, as expressly permitted by this Agreement (including with respect to the Pre-Closing Financing) or by applicable Legal Requirements, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement (including in connection with any Pre-Closing Financing), without obtaining the written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, the Company will not, and will not permit its Subsidiaries to, do any of the following:
(a) other than in connection with a Pre-Closing Financing and other than any amendment stating that the allocation of consideration pursuant to this Agreement satisfies any applicable provisions of its certificate of incorporation, amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;
(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership or economic interest or “phantom” equity interest, except for the issuance of shares of Company Capital Stock issuable pursuant to stock options granted prior to the date hereof under currently existing employee stock option plans or pursuant to outstanding warrants, convertible notes, or other rights to convert into or exercise for shares of Company Capital Stock, in each case, outstanding as of the date hereof; and the issuance of any securities of the Company in connection with a Pre-Closing Financing (including securities issued upon conversion of any securities issued in connection with a Pre-Closing Financing);
(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Company Capital Stock or other securities of the Company (other than pursuant a repurchase right in favor of the Company with respect to unvested shares at no more than cost);
(d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries (except pursuant to any Contract to which an Acquired Company is a party as of the date of this Agreement), or propose to do any of the foregoing;
(e) take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures; or
(f) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (e) above.
4.2 Conduct of Parent Business.  During the Pre-Closing Period, Parent agrees, except to the extent that Company consents in writing (such consent not to be unreasonably withheld,

conditioned or delayed), as set forth on Part 4.2 of the Parent Disclosure Schedule, as expressly permitted or contemplated by this Agreement or by applicable Legal Requirements, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement, without obtaining the written consent of Company, which shall not be unreasonably withheld, conditioned or delayed, Parent will not, and will not permit its Subsidiaries to, do any of the following:
(a) except for the filing of an amendment to the Parent Amended and Restated Articles to effect the Reverse Split and increase the number of authorized shares of Parent Common Stock, amend or otherwise change its articles of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise, or form any subsidiary (other than the Spin-Out Sub to be formed);
(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest, including pursuant to the ATM Program, other than the shares of common stock to be issued as Merger Consideration, the issuance of shares of common stock issuable pursuant to stock options under currently existing employee stock option plans or pursuant to outstanding warrants or other rights to convert into or exercise for shares of common stock, in each case outstanding as of the date hereof and solely to the extent such issuances comply with all applicable Legal Requirements and would not require public disclosure by Parent of material nonpublic information that Parent would not otherwise be obligated to disclose or that is not reasonably available;
(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Parent Capital Stock, other than as may be required by the Reverse Split;
(d) incur any Indebtedness or sell, pledge, dispose of or create an Encumbrance over any assets, except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, and (ii) dispositions of obsolete or worthless assets;
(e) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options, except as may be required under any Parent Stock Option Plan, Contract or this Agreement or as may be required by applicable Legal Requirements;
(f) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except the Spin-Out Sub Dividend and except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries (except pursuant to any Contract to which an Acquiring Company is a party as of the date of this Agreement), or propose to do any of the foregoing;
(g) sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP Rights (other than non-exclusive licenses in the ordinary course of business consistent with past practice);
(h) (i) acquire by merger, consolidation, or acquisition of stock or assets any corporation, partnership or other business organization or division thereof or any other material property or assets, or allow any material property or assets to become subject to any Encumbrance; (ii) enter into, terminate or amend any material terms of any Parent Contract or grant any release or relinquishment of any material rights under any Parent Contract; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.2(h);
(i) (A) grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis), employee or consultant; and (B) establish, adopt, enter into, amend or pay any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, change of control or other plan, agreement, trust, fund, policy, payment, benefit or arrangement of or to any director, officer, consultant or employee, except for bonus awards that will be Liabilities of Spin-Out Sub upon the completion of the Parent Transactions;
(j) take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;
(k) make or change any material tax election inconsistent with past practices, adopt or change any Tax accounting method, or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax;
(l) pay, discharge, satisfy, modify or renegotiate any material claims or liabilities, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements of Parent, or payments, discharges or satisfactions made in the ordinary course of business and consistent with past practice;
(m) enter into any material partnership arrangements, joint development agreements or strategic alliances;
(n) fail to maintain or renew any Parent Permit;

(o) initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration;
(p) except as would not be material to Parent, incur any Liabilities, dispose of any assets or otherwise take any actions other than in the ordinary course of business consistent with past practice, which Liabilities, for the avoidance of doubt, shall be assumed by Spin-Out Sub pursuant to the Spin-Out; or
(q) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through 4.2(p) above.
ARTICLE 5
ADDITIONAL AGREEMENTS
5.1 Registration Statement; Proxy Statement/Prospectus/Information Statement.
(a) As promptly as practicable after the date of this Agreement the Parties shall prepare and Parent shall cause to be filed with the SEC the Proxy Statement/Prospectus/Information Statement and the Parties shall prepare and Parent shall cause to be filed with the SEC the Form S-4 Registration Statement, which will include a prospectus to be included in the Proxy Statement/Prospectus/Information Statement.
(b) Parent covenants and agrees that the Proxy Statement/Prospectus/Information Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will not, at the time that the Proxy Statement/Prospectus/Information Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the shareholders of Parent, at the time of the Parent Shareholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Proxy Statement/Prospectus/Information Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Company specifically for inclusion therein or otherwise reflects information about the Company or any Acquired Company or regarding the planned business of the Parent or Company following the Effective Time. The Company makes no covenant, representation or warranty with respect to statements made in the Proxy Statement/Prospectus/Information Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), other than with respect to the information provided by the Company or any of its Representatives for inclusion therein or otherwise reflects information about the Company or any Acquired Company or regarding the planned business of the Parent or Company following the Effective Time and the filing containing such information has been approved by the Company. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Form S-4 Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Form S-4

Registration Statement, prior to the filing thereof with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus /Information Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to be mailed to Parent’s shareholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Parent or the Company occurs, or if Parent or the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus/ Information Statement, then Parent or the Company, as applicable, shall promptly inform the other party thereof and shall cooperate with one another in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s shareholders. No filing of, or amendment or supplement to, the Form S-4 Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement / Prospectus / Information Statement will be made by Parent, in each case, without the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed. The Proxy Statement / Prospectus / Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Parent Common Stock pursuant to this Agreement. Company and Parent shall each use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to comply with applicable federal and state securities laws requirements.
(c) Company shall reasonably cooperate with Parent and provide, and require its Representatives, advisors, accountants, auditors and attorneys to provide, Parent and its Representatives, advisors, accountants, auditors and attorneys, with all true, correct and complete information regarding Company that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from Company to be included in the Form S-4 Registration Statement. Without limiting the foregoing, Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Form S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4 Registration Statement.
(d) Following the final determination of the Exchange Ratio in accordance with Section 1.10, Parent and the Company shall mutually agree on the form and substance of a press release setting forth the anticipated Exchange Ratio as of the anticipated Closing Date (the “Exchange Ratio Announcement”), which the parties shall cause to be publicly disclosed (and which Parent shall file on Form 8-K) no later than two (2) Business Days prior to the Parent Shareholders’ Meeting.

5.2 Company Information Statement; Stockholder Written Consent.
(a) Promptly after the Form S-4 Registration Statement shall have been declared effective under the Securities Act, and in any event no later than 11:59 PM on the date of the Parent Shareholders’ Meeting, the Company shall use commercially reasonable efforts to obtain the approval by written consent from certain of those Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL (“Company Stockholder Written Consent”) for purposes of (i) adopting this Agreement and approving the Merger, and all other Transactions (ii) acknowledging that the approval given thereby is irrevocable and that such Company Stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of Delaware Law, a copy of which was attached thereto, and that such Company Stockholder has received and read a copy of Section 262 of Delaware Law, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its Company Capital Stock under Delaware Law (collectively, the “Company Stockholder Matters”). Without the prior written approval of Parent (not to be unreasonably withheld, conditioned or delayed), the Company Stockholder Written Consent shall not include any other approval or consent other than with respect to the Company Stockholder Matters and other any ancillary or related approvals customary or required in connection therewith. Subject to the terms of the Company Voting Agreement applicable to any Company Stockholder signatory thereto, the Company Stockholder Written Consent shall provide that such consent may be revoked by any signatory thereto until such time as the Parent Shareholders’ Meeting has concluded.
(b) Company agrees that, subject to Section 5.2(c): (i) Company’s Board of Directors shall recommend that Company’s stockholders vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of Company’s Board of Directors that Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); (ii) the Proxy Statement/Prospectus/Information Statement will include the Company Board Recommendation; and (iii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the Board of Directors of Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed.
(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the approval of the Company Stockholders Matters by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified (a “Company Change in Recommendation”) if the board of directors of Company concludes in good faith, after having consulted with the Company’s outside legal counsel and financial advisors, that (x) as a result of Company’s receipt of an Acquisition Proposal that does not result from a violation of Section 5.12 that constitutes a Superior Offer, or (y) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Company that occurs or arises after the date of this Agreement and that was neither known to Company or its board of directors nor reasonably foreseeable as of the date of this Agreement (a “Company Intervening Event”), and in each case the withdrawal or modification of the Company Board Recommendation is required in order for the board of directors of Company to comply with its fiduciary obligations to Company’s stockholders under applicable Legal Requirements; provided, however, that prior to Company taking any action permitted under this Section 5.2(c), Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that it intends to effect such withdrawal or modification to the Company Board Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of a Company Acquisition Proposal, the information required by Section 5.12(b) and, in the case of a Company Intervening Event, the material facts and circumstances related to the applicable Company Intervening Event), and during such four (4) business day period, (i) Company shall negotiate, and cause its Representatives to negotiate, with Parent in good faith (to the extent Parent wishes to negotiate) to enable Parent to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for Company’s board of directors to effect such withdrawal or modification, and (ii) Company shall consider in good faith any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect such withdrawal or change of the Company Board Recommendation.
5.3 Parent Shareholders’ Meeting.
(a) Parent shall (i) take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Parent Common Stock (such meeting, the “Parent Shareholders’ Meeting”) to vote on the (A) Merger, (B) issuance of Parent Common Stock in the Merger, (C) Parent Amended and Restated Charter and Parent Amended and Restated Bylaws, (D) Spin-Out, (E) change of control of Parent resulting from the Merger and the Spin-Out pursuant to rules of Nasdaq, (F) Reverse Split, (G) increase in the number of authorized shares of Parent to an amount to be determined by the Company, (H) 2020 Equity Incentive Plan of Parent, and if required by the Company, the 2020 Employee Stock Purchase Plan of Parent, each in the form provided by the Company, in each case such adoption to be effective upon consummation of the Merger and (I) Delaware Reincorporation (collectively, the “Parent Shareholder Approval Matters”) and (ii) mail to Parent Shareholders as of the record date established for the Parent Shareholders’ Meeting, Proxy Statement / Prospectus / Information Statement. The Parent Shareholders’ Meeting shall be held as promptly as practicable, and in any event within 20 days, after the Form S-4 Registration Statement is declared effective under the Securities Act. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Shareholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained herein, if on a date preceding the date on which or the date on which the Parent Shareholders’ Meeting is scheduled, Parent reasonably believes that (A) it will not receive proxies sufficient to obtain the Parent Shareholder Approval, whether or not a quorum would be present or (B) it will not have sufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Shareholders’ Meeting, Parent may (or will, at the Company’s direction) postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Shareholders’ Meeting as long as the date of the Parent Shareholders’ Meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any postponements or adjournments in reliance on the preceding sentence. In the event that during the five (5) Business Days prior to the date that the Parent Shareholders’ Meeting is then scheduled to be held, Parent delivers a notice of an intent to make an Parent Change in Recommendation, the Company may direct Parent to recess or adjourn the Parent Shareholders’ Meeting for up to five (5) Business Days and Parent shall promptly, and in any event no later than the next Business Day, recess or adjourn the Parent Shareholders’ Meeting in accordance with the Company’s direction. In addition, in the event the Parent Shareholders’ Meeting is scheduled to occur less than two (2) Business Days after the publication of the Exchange Ratio Announcement, Parent may, or the Company may direct Parent to, recess or adjourn the Parent Shareholders’ Meeting until the date such that the meeting would be held on the date that is two (2) Business Days following the publication of the Exchange Ratio Announcement.
(b) Parent agrees that, subject to Section 5.3(c): (i) Parent’s Board of Directors shall recommend that the holders of Parent Common Stock vote to approve the Parent Shareholder Approval Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement/Prospectus/Information Statement shall include a statement to the effect that the Board of Directors of Parent recommends that Parent’s shareholders vote to approve the Parent Shareholder Approval Matters (the recommendation of Parent’s Board of Directors that Parent’s shareholders vote to approve the Parent Shareholder Approval Matters being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to Company, and no resolution by the Board of Directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to Company shall be adopted or proposed; and (iv) Parent shall use its reasonable best efforts to obtain from its stockholders the Parent Shareholder Approval, including by soliciting proxies in favor thereof.
(c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the Parent Shareholder Approval Matters by the Parent Shareholder Approval, the Parent Board Recommendation may be withdrawn or modified (a “Parent Change in Recommendation”) if the board of directors of Parent concludes in good faith, after having consulted with Parent’s outside legal counsel and financial advisors, that (x) as a result of Parent’s receipt of an Acquisition Proposal that did not result from a violation of Section 5.13 that constitutes a Superior Offer, or (y) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement and that was neither known to Parent or its board of directors nor reasonably foreseeable as of the date of this Agreement (a “Parent Intervening Event”), and in each case the withdrawal or modification of the Parent Board Recommendation is required in order for the board of directors of Parent to comply with its fiduciary obligations to Parent’s shareholders under applicable Legal Requirements; provided, however, that prior to Parent taking any action permitted under this Section 5.3(c), Parent shall provide Company with four (4) Business Days’ prior written notice advising the Company that it intends to effect such withdrawal or modification to the Parent Board Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of a Parent Acquisition Proposal, the information required by Section 5.13(b) and, in the case of a Parent Intervening Event, the material facts and circumstances related to the applicable Parent Intervening Event), and during such four (4) business day period, (i) Parent shall negotiate, and cause its Representatives to negotiate, with Company in good faith (to the extent the Company wishes to negotiate) to enable Company to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for Parent’s board of directors to effect such withdrawal or modification, and (ii) Parent shall consider in good faith any proposal by Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect such withdrawal or change of the Parent Board Recommendation.
(d) Notwithstanding the occurrence of any Parent Change in Recommendation, Parent shall nonetheless submit this Agreement to the Parent Shareholders for adoption at the Parent Shareholders Meeting unless this Agreement is terminated in accordance with Article 7 prior to the Parent Shareholders Meeting.
(e) Nothing contained in this Agreement shall prohibit Parent or its Board of Directors from (i) taking and disclosing to the shareholders of Parent a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act) or (ii) making a “stop, look and listen” communication to the shareholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act, in each case provided Parent has otherwise complied with the terms of this Section 5.3, provided, however, that any disclosure made by Parent or its board of directors pursuant to Rules 14d-9 or 14e-2(a) will be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the board of directors of Parent determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Legal Requirements; provided, further, that (A) in the case of each of the foregoing clauses “(i)” and “(ii),” any such disclosure or public statement shall be deemed to be a Parent Change in Recommendation subject to the terms and conditions of this Agreement unless Parent’s Board of Directors reaffirms the Parent Board Recommendation in such disclosure or public statement; and (B) Parent shall not affect a Parent Change in Recommendation unless specifically permitted pursuant to the terms of Section 5.3(c).
5.4 Access to Information; Confidentiality.  From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, and upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject and applicable Legal Requirements, for the purposes of performing its respective obligations under this Agreement and enforcing its respective rights under this Agreement, the Company and Parent will each afford to the officers, employees, accountants, counsel and other Representatives of the other party, reasonable access, during the Pre-Closing Period, to all its properties, books, contracts, commitments and records (including, without limitation, Tax records) and, during such period, Company and Parent each will furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each will make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other’s business, properties and personnel as either party may reasonably request; provided, that each of Company and Parent reserves the right to withhold any information if access to such information would be reasonably likely to result in any such party forfeiting attorney-client privilege between it and its counsel with respect to such information, in which event such party shall cause such information to be delivered in a form or summary, including any redactions that may be necessary, so as to provide as much requested information as reasonably practicable while retaining such privilege. Each party will keep such information confidential in accordance with the terms of the Mutual Confidential Non-Disclosure Agreement dated April 20, 2020 (the “Confidentiality Agreement”) between Parent and the Company; provided that the Company may make disclosure of such information to its stockholders or other third parties as may be reasonably necessary to enable the Company to comply with its obligations under this Agreement, including without limitation under Section 5.2 hereof; or otherwise in connection with a Pre-Closing Financing (provided that any third party receiving such information shall be required to execute a non-disclosure agreement on customary terms with respect to any information disclosed in connection therewith). The parties agree that, except for obligations imposed by Legal Requirements, Company and, after the Effective Time the Parent, each agrees to continue to maintain the same confidentiality as to matters of Parent IP Rights, as they existed prior to the Effective Time, as such entities would have maintained under the Confidentiality Agreement.
5.5 Regulatory Approvals and Related Matters.  Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Merger, and to submit promptly any additional information requested by any such Governmental Body.
5.6 Director Indemnification and Insurance.
(a) From and after the Effective Time, Parent and the Surviving Corporation will fulfill and honor in all respects the obligations of Company and Parent which exist prior to the date hereof to indemnify Company’s and Parent’s present and former directors and officers and their heirs, executors and assigns (each, a “D&O Indemnified Party”). The Company directors and officers who become directors and officers of the Surviving Corporation and Parent will enter into Parent’s standard indemnification agreement, which will be in addition to any other contractual rights to indemnification. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions at least as favorable as the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company, and the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company and Parent will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of Company or Parent, unless such modification is required by Legal Requirements.
(b) Effective as of the Effective Time, the Company may secure a “tail” policy on Company’s existing directors and officer’s liability insurance policy for a period of six (6) years.
(c) Effective as of the Effective Time, Parent will maintain either a directors and officers liability insurance policy or a “tail” policy on Parent’s existing directors for a period of six (6) years.

(d) This Section 5.6 will survive any termination of this Agreement and the consummation of the Merger at the Effective Time, is intended to benefit Company, the Surviving Corporation, Parent, Spin-Out Sub and the D&O Indemnified Parties, and will be binding on all successors and assigns of Parent and the Surviving Corporation.
5.7 Notification of Certain Matters.
(a) Company will give prompt notice to Parent, and Parent will give prompt notice to Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate such that the conditions set forth in Section 6.2(a) or Section 6.3(a), as applicable, would fail to be satisfied as of the Closing, and (ii) any failure of Company or Parent, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the conditions set forth in Section 6.2(b) or Section 6.3(b), as applicable, would fail to be satisfied as of the Closing; provided, however, that the delivery of any notice pursuant to this Section 5.7 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided, further, that failure to give such notice will not be treated as a breach of covenant for the purposes of Sections 6.2(a) and 6.3(a) unless the failure to give such notice results in material prejudice to the other party.
(b) Each of Company and Parent will give prompt notice to the other of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or other Transactions, or Parent Transactions, as applicable; (ii) any notice or other communication from any Governmental Body in connection with the Merger or other Transactions, or Parent Transactions, as applicable; (iii) any litigation relating to or involving or otherwise affecting Company or Parent or either of their Affiliates that relates to the Merger or other Transactions, or Parent Transactions, as applicable; and (iv) any change that would be considered reasonably likely to result in a Company Material Adverse Effect.
5.8 Stockholder Litigation.  During the Pre-Closing Period, Parent shall provide the Company prompt notice of any Transaction Litigation (including by providing copies of all pleadings with respect thereto). Parent will (a) give the Company the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; (b) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation; and (c) consider in good faith the Company’s advice with respect to any Transaction Litigation, subject to a customary joint defense agreement if reasonably practicable, and no such settlement shall be agreed to without the Company’s prior written consent, which will not be unreasonably withheld, conditioned or delayed.
5.9 Public Announcements.  Parent and the Company agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the Parties. Thereafter, Parent and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger or this Agreement or any party’s future business plans following the Effective Time and will not issue any such press release or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld or delayed, except as required by applicable Legal Requirements or the rules or regulations of any stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall use reasonable efforts to consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance.
5.10 Transfer Taxes.  Parent and the Company will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the Transactions (“Transfer Taxes”) that are required or permitted to be filed on or before the Effective Time. Any such Transfer Taxes shall be paid one-half by Parent and one-half by the Company.
5.11 Board of Directors and Officers of Parent.  Parent will take all actions necessary, in consultation with Company, to cause the board of directors of Parent, immediately after the Effective Time, to consist of the members designated by the Company (the “Company Appointees”) prior to the mailing of the Proxy Statement/Prospectus/Information Statement. Prior to the mailing of the Proxy Statement/Prospectus/Information Statement, Parent shall provide executed resignation letters (effective as of the Effective Time) for all members of the board of directors (including each committee thereof), other than Ren Ren, and the scientific advisory board of Parent effective as of the Effective Time; provided, however, the parties acknowledge that so long as Parent remains a public reporting company, the board of directors of Parent will continue to satisfy applicable securities laws and as applicable the rules and regulations of the stock exchange on which the Parent’s common stock is trading, and the nominations by Company and Parent hereunder will allow Parent to comply with such applicable Legal Requirements. Each new member of the board of directors of Parent that was not a member of the board of directors of Parent immediately before the Effective Time shall enter into an indemnification agreement with Parent, on a form to be mutually agreed between Parent and the Company (and absent such agreement, on Parent’s form indemnification agreement), within fifteen (15) days of their appointment. The executive officers of Parent immediately after the Effective Time will be designated by the Company (and such individuals will, to the extent reasonably practicable, be identified prior to the Company sending the Proxy Statement/Prospectus/Information Statement).
5.12 Non-Solicitation by Company.
(a) Beginning on the date hereof and continuing until the earlier of the Closing Date or the date, if any, on which this Agreement is terminated pursuant to Article 7, but subject to Section 5.12(d), the Company will not and will cause its Subsidiaries or any Representative of Company or its Subsidiaries, not to directly or indirectly, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding Company or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv)

approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Company Confidentiality Agreement); provided, however, that prior to the adoption of this Agreement by the Required Company Stockholder Vote, this Section 5.12(a) will not prohibit Company from furnishing nonpublic information regarding Company and its Subsidiaries to, entering into discussions with or facilitating or cooperating with the submission of, an Acquisition Proposal made by any Person in response to any such Acquisition Proposal that, after consultation with a financial advisor and outside legal counsel, Company’s board of directors determines in good faith is, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if (1) such Acquisition Proposal did not result from a breach of this Section 5.12(a), (2) the board of directors of Company concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of Company to comply with its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements, (3) at least two (2) Business Days prior to furnishing any such information to, or entering into discussions with, such Person, Company gives Parent written notice of the identity of such Person, the terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) made thereby and of Company’s intention to furnish information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement on terms no less favorable to Company than the confidentiality agreement between Parent and the Company and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Company (an “Acceptable Company Confidentiality Agreement”), and (4) substantially contemporaneous with furnishing any such information to such Person, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent). Without limiting the generality of the foregoing, Company acknowledges and agrees that in the event any Representative of Company (or its Subsidiaries), whether or not such Representative is purporting to act on behalf of Company (or its Subsidiaries), takes any action that, if taken by Company (or its Subsidiaries), would constitute a breach of this Section 5.12, the taking of such action by such Representative will be deemed to constitute a breach of this Section 5.12 by Company for purposes of this Agreement.
(b) Company will promptly (and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Company or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, the material terms thereof and copies of any written material submitted therewith) that is made or submitted by any Person during the Pre-Closing Period. Company will keep Parent informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto and shall deliver copies of any written material submitted therewith.

(c) Company will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal and will promptly request from each person that has executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal prior to the date hereof to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such person.
(d) Notwithstanding the terms of Sections 5.12(a)-(c), the Company shall be permitted to take, or refrain from taking, any action described therein to the extent any such action is taken in connection with or with a view towards consummating the Pre-Closing Financing, and no such action or omission will be deemed a violation of the terms of this Section 5.12.
5.13 Non-Solicitation by Parent.
(a) Beginning on the date hereof and continuing until the earlier of the Closing Date or the date, if any, on which this Agreement is terminated pursuant to Article 7, Parent will not and will cause its Subsidiaries or any Representative of Parent or its Subsidiaries, not to directly or indirectly, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding Parent or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Parent Confidentiality Agreement); provided, however, that prior to the adoption of this Agreement by the Parent Shareholder Approval, this Section 5.13(a) will not prohibit Parent from furnishing nonpublic information regarding Parent and its Subsidiaries to, entering into discussions with, or facilitating or cooperating with the submission of, an Acquisition Proposal made by any Person in response to any such Acquisition Proposal that, after consultation with a financial advisor and outside legal counsel, Parent’s board of directors determines in good faith is, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if (1) such Acquisition Proposal did not result from a breach of this Section 5.13(a), (2) the board of directors of Parent concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of Parent to comply with its fiduciary obligations to the Parent’s shareholders under applicable Legal Requirements, (3) at least two (2) Business Days prior to furnishing any such information to, or entering into discussions with, such Person, Parent gives Company written notice of the identity of such Person, the terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) made thereby and of Parent’s intention to furnish information to, or enter into discussions with, such Person, and Parent receives from such Person an executed confidentiality agreement on terms no less favorable to Parent than the confidentiality agreement between Parent and the Company and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Parent as well as customary “standstill” provisions (an “Acceptable Parent Confidentiality Agreement”) (4) substantially contemporaneous with furnishing any such information to such Person, Parent furnishes such nonpublic information to Company (to the extent such nonpublic information has not been previously furnished by Parent to Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that in the event any Representative of Parent (or its Subsidiaries), whether or not such Representative is purporting to act on behalf of Parent (or its Subsidiaries), takes any action that, if taken by Parent (or its Subsidiaries), would constitute a breach of this Section 5.13, the taking of such action by such Representative will be deemed to constitute a breach of this Section 5.13 by Parent for purposes of this Agreement.
(b) Parent will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Company orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Parent or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, the material terms thereof and copies of any written material submitted therewith) that is made or submitted by any Person during the Pre-Closing Period. Parent will keep Company informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto and shall deliver copies of any written material submitted therewith.
(c) Parent will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal and will promptly request from each person that has executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal prior to the date hereof to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such person.
5.14 Section 16 Matters.  Subject to the following sentence, prior to the Effective Time, Parent and the Company will take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. At least thirty (30) days prior to the Closing Date, the Company will furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock beneficially owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger; and (b) the number of other derivative securities (if any) with respect to Company Capital Stock beneficially owned by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.15 Company Options.
(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Option Plan, whether or not vested, will be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Option Plans and shares of Company Common Stock reserved but unissued thereunder. All rights with respect to Company Common Stock under Company Options assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent will continue in full force and effect and the term, exercisability, vesting schedule, status as an “incentive stock option” under Section 422 of the Code, if applicable, and other provisions of such Company Option will otherwise remain unchanged; provided, however, that: (1) to the extent provided under the terms of a Company Option, such Company Option assumed by Parent in accordance with this Section 5.15(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (2) Parent’s board of directors or a committee thereof will succeed to the authority and responsibility of Company’s board of directors or any committee thereof with respect to each Company Option assumed by Parent. Notwithstanding anything to the contrary in this Section 5.15(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option will not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code. It is the intention of the parties that each Company Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time.
(b) Prior to the Effective Time, Parent shall (i) cancel each outstanding option to purchase shares of Parent Capital Stock, and as of the Effective Time, there shall be no options to purchase Parent Capital Stock outstanding and (ii) terminate, or cause Spin-Out Sub to assume each equity incentive plan of Parent. Parent shall provide evidence, reasonably satisfactory to the Company, of completion of each of the foregoing.

5.16 Company Warrants.
(a) At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase Parent Common Stock. All rights with respect to Company Common Stock under Company Warrants assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Warrant assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Warrant, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Warrant assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by Parent will continue in full force and effect and the term, exercisability and other provisions of such Company Warrant will otherwise remain unchanged; provided, however, that to the extent provided under the terms of a Company Warrant, such Company Warrant assumed by Parent in accordance with this Section 5.16(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time.
(b) Within twenty (20) business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time, was a holder of a Company Warrant a document evidencing the foregoing assumption of such warrant by Parent.
5.17 Allocation Certificates.
(a) Company will prepare and deliver to Parent at least two Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer and Secretary of Company in a form reasonably acceptable to Parent which sets forth (a) a true and complete list of the Company Stockholders, holders of Company Options, and holders of Company Warrants immediately prior to the Effective Time and the number and type of shares of Company Capital Stock, Company Options, and/or Company Warrants owned by each such Company Equityholder and (b) the allocation of the Merger Consideration among the Company Equityholders pursuant to the Merger (the “Allocation Certificate”).
(b) Parent will prepare and deliver to the Company at least two Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (i) each record holder of Parent Common Stock, Parent Options or Parent Warrants, (ii) such record holder’s name and address, (iii) the number of shares of Parent Common Stock held and/or underlying the Parent Options or Parent Warrants as of the Effective Time for such holder (the “Parent Outstanding Shares Certificate”).
5.18 Employee Benefit Matters.  Parent will terminate, or cause the Spin-Out Sub to assume, any or all employee benefit plans sponsored or maintained by Parent or Parent ERISA Affiliates intended to include a Code Section 401(k) arrangement (each, a “Parent 401(k) Plan”), with such termination to be effective as of the day immediately preceding the Closing Date and reflected in resolutions of Parent’s board of directors. The form and substance of such resolutions will be subject to the prior review and approval of the Company.
5.19 Company and Parent Disclosure Schedules.  Each of Company and Parent may in its discretion, for informational purposes only, supplement the information set forth on the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, on the date of this Agreement or that is necessary to correct any information in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, which has been rendered inaccurate thereby promptly following discovery thereof. Any such amended or supplemented disclosure shall not be deemed to modify the representations and warranties of Company, Parent or Merger Sub for purposes of Section 6.2(a) and 6.3(a) of this Agreement.
5.20 Pre-Closing Financing.
(a) Prior to the Effective Time, the Company shall be entitled enter into any agreement related to a Pre-Closing Financing and to consummate a Pre-Closing Financing. Parent will use its reasonable best efforts, and will cause each of its Subsidiaries and Representatives to use their respective reasonable best efforts, to provide the Company with all cooperation reasonably requested by the Company to assist the Company in entering into definitive agreements with respect to a Pre-Closing Financing, and consummating a Pre-Closing Financing.
(b) Notwithstanding the provisions of Section 5.20(a) or any other provision of this Agreement, nothing in this Agreement will require Parent or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (ii) take any action that, in the good faith determination of Parent, would unreasonably interfere with the conduct of the business of Parent and its Subsidiaries, (iii) provide any information the disclosure of which is prohibited or restricted under applicable Legal Requirements or is legally privileged, or (iv) take any action that will conflict with or violate its organizational documents or any applicable Legal Requirements or would result in a violation or breach of, or default under, any agreement to which Parent or any of its Subsidiaries is a party.

5.21 Tax Matters.
(a) Parent, Merger Sub and the Company shall use their respective reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with any tax opinion or description of the U.S. federal income tax consequences of the Merger contained or set forth in the Form S-4. None of Parent, Merger Sub or the Company shall (and each of the foregoing shall not permit or cause any affiliate or subsidiary to) take any actions, fail to take any actions, or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.
(b) Parent, Merger Sub and the Company shall treat, and shall not take any Tax reporting position inconsistent with the treatment of, the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
5.22 Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Merger and other Transactions upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to and in accordance with this Agreement.
5.23 Listing.  Parent shall (a) maintain its existing listing on Nasdaq until the Effective Time and, with the assistance of Company, obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) approve the Reverse Split and (d) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.23.
5.24 Spin-Out.  Prior to the Effective Time, Parent shall (a) enter into an Assignment and Assumption Agreement (the “Assignment/Assumption Agreement”) in the form attached hereto as Exhibit F, providing for the contribution of substantially all its assets and liabilities to MYOS Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Spin-Out Sub”) in exchange for all the outstanding shares of common stock of Spin-Out Sub (the “Contribution”); (b) consummate the Contribution; and (c) declare a pro rata dividend of all the outstanding shares of common stock of Spin-Out Sub to the Parent Shareholders existing on the date (the “Record Date”) that is the record date for determining eligibility to vote at the Parent Shareholders’ Meeting (the “Spin-Out Sub Dividend,” and, together with the Contribution, the “Spin-Out”). Parent and Spin-Out Sub shall cause the Spin-Out to comply with all applicable Legal Requirements. At 12:01 A.M Pacific Time (or as soon as reasonably practicable thereafter) on the Business Day following the Closing Date, Parent shall issue the Spin-Out Sub Dividend to the record holders of Parent Common Stock as of the Record Date. Parent shall not amend, modify or waive any provisions of the Assignment/Assumption Agreement without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned. Prior to the Closing, Parent shall (x) use its commercially reasonable best efforts to seek and obtain written agreements in form and substance reasonably acceptable to Company from all parties to Contracts that are transferred and assigned in connection with the Spin-Out releasing Parent from any and all liabilities and obligations under such Contracts, (y) provide evidence reasonably satisfactory to Company that no material Tax will arise to Parent as a result of the Spin-Out and (z) deliver to Company a schedule, which schedule shall be reasonably acceptable to Company, setting forth the list of Contracts and other assets and all related liabilities and obligations to be transferred as part of the Spin-Out. The Spin-Out shall not result in any Liability to the Company, Surviving Corporation or Parent.
5.25 Delaware Reincorporation.
(a) Following the issuance of the Spin-Out Sub Dividend and the consummation of the Spin-Out, Parent shall cause a certificate of conversion (the “Certificate of Conversion”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and articles of conversion (the “Articles of Conversion”) to be executed and filed with the Secretary of State of the State of Nevada to effect its conversion from a Nevada corporation to a Delaware corporation in accordance with the relevant provisions of Delaware Law and the NRS, as applicable (the “Delaware Reincorporation”). If the Secretary of State of the State of Delaware or the Secretary of State of the State of Nevada requires any changes in the Certificate of Conversion or Articles of Conversion, respectively, as a condition to filing or issuing a certificate to the effect that the Delaware Reincorporation is effective, Parent shall execute any necessary document incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.
(b) At the effective time of the Delaware Reincorporation (the “Delaware Reincorporation Effective Time”): (i) the Parent Amended and Restated Articles shall be replaced with the certificate of incorporation substantially in the form attached hereto as Exhibit G (the “Parent Amended and Restated Charter”), and, as so replaced, shall be the certificate of incorporation of Parent until thereafter amended in accordance with the terms thereof or as provided by applicable Legal Requirements; and (ii) the bylaws of Parent shall be replaced with the bylaws substantially in the form attached hereto as Exhibit H (the “Parent Amended and Restated Bylaws”), and, as so replaced, shall be the bylaws of Parent until thereafter amended in accordance with the terms thereof, the certificate of incorporation of Parent, or as provided by applicable Legal Requirements.
(c) For United States federal and applicable state and local income tax purposes, it is intended by the parties hereto that the Delaware Reincorporation qualify as a

“reorganization” within the meaning of Section 368(a)(1)(F) of the Code and that this Agreement constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.
(d) At the Delaware Reincorporation Effective Time, the shares of Parent Common Stock to be converted pursuant to the Delaware Reincorporation shall at all times be listed on Nasdaq, and there shall be no shares of capital stock of Parent, other than common stock, authorized or outstanding. At the Delaware Reincorporation Effective Time, the shares of the Delaware corporation into which the shares of Parent Common Stock will be converted shall be listed on Nasdaq.
5.26 Reverse Split.  Parent shall submit to the holders of Parent Common Stock at the Parent Shareholders’ Meeting a proposal to approve and adopt and amendment to the Parent Amended and Restated Articles (a) authorizing the Board of Directors of Parent to effect a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio as determined by the Company (the “Reverse Split”) and within the range approved by the holders of Parent Common Stock, and (b) increasing the authorized number of shares of Parent Common Stock to an amount to be determined by the Company. Following such approval by the holders of Parent Common Stock, Parent shall cause the Reverse Split to be implemented and take effect immediately prior to the Effective Time.
5.27 Parent Vote.  Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL.
ARTICLE 6
CONDITIONS TO THE MERGER
6.1 Conditions To Obligation Of Each Party To Effect The Merger.  The respective obligations of each party to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a) No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any proceeding brought by any administrative agency or commission or other Governmental Body or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there will not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.
(b) Stockholder Approvals.  This Agreement will have been duly adopted and the Merger will have been duly approved by the Required Company Stockholder Vote and the Parent Shareholder Approval Matters will have been duly adopted and approved by the Parent Shareholder Approval.

(c) Form S-4.  The Form S-4 Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.
(d) Stock Exchange Listing.  (i) The existing shares of Parent Common Stock have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and (ii) the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.
6.2 Additional Conditions to Obligations of Parent.  The obligations of Parent to effect the Merger are also subject to the following conditions:
(a) Representations and Warranties.  The representations and warranties of Company (i) set forth in Section 2.2 (Capital Structure) and 2.3 (Authority; Non-Contravention; Approvals) will be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) and (ii) contained in this Agreement (other than those set forth in Section 2.2 (Capital Structure) and 2.3 (Authority; Non-Contravention; Approvals)) will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Company Material Adverse Effect; provided that, for purposes of this clause (ii), all “Company Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Company contained in this Agreement will be disregarded. Parent will have received a certificate to such effect signed by an officer of Company. For purposes of clarity, the Pre-Closing Financing shall not constitute a breach of the representations and warranties of Company set forth in Section 2.2 (Capital Structure).
(b) Agreements and Covenants.  Company will have performed or complied with in all material respects its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent will have received a certificate to such effect signed by and officer of Company.
(c) Company Material Adverse Effect.  Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Company or any Subsidiary of Company having, individually or in the aggregate, a Company Material Adverse Effect that is continuing.
(d) Allocation Certificate.  The Chief Financial Officer of Company will have executed and delivered to Parent the Allocation Certificate.
(e) Company Payments.  (i) The Company shall pay, by wire transfer, two million dollars ($2,000,000) in cash to an account of Spin-Out Sub designated by Parent, and (ii)

the Company and Parent shall enter into a promissory note, in the principal amount of three million dollars ($3,000,000) in the form attached hereto as Exhibit I (the “Note”), in each case, at or contemporaneously with the Closing of the Merger.
6.3 Additional Conditions to Obligations Of Company.  The obligation of Company to effect the Merger is also subject to the following conditions:
(a) Representations and Warranties.  The representations and warranties of Parent and Merger Sub (i) set forth in Section 3.2 (Capital Structure) and 3.3 (Authority; Non-Contravention; Approvals) will be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) and (ii) contained in this Agreement (other than those set forth in Section 3.2 (Capital Structure) and 3.3 (Authority; Non-Contravention; Approvals)) will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Parent Material Adverse Effect; provided that, for purposes of this clause (ii), all “Parent Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Parent and Merger Sub contained in this Agreement will be disregarded. Company will have received a certificate to such effect signed by an officer of each of Parent and Merger Sub.
(b) Agreements and Covenants.  Parent and Merger Sub will have performed or complied with in all material respects its agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time. Company will have received a certificate to such effect signed by an officer of Parent.
(c) Parent Material Adverse Effect.  Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Parent or any Subsidiary of Parent having, individually or in the aggregate, a Parent Material Adverse Effect, that is continuing and would reasonably be expected to have an adverse effect on Parent, the Surviving Corporation, or any Acquired Company following the Effective Time and completion of the Spin-Out.
(d) Parent Board of Directors Resignation Letters.  Company will have received a duly executed copy of a resignation letter from each of the resigning members of the board of directors and scientific advisory committee of Parent, other than Ren Ren, contemplated by Section 5.11 and each of Parent’s Subsidiaries, as applicable, pursuant to which each such person will resign as a member of the board of directors (and each committee thereof) of Parent, and/or scientific advisory committee of Parent, as applicable, as of the Effective Time.
(e) Parent Outstanding Shares Certificate.  The Chief Financial Officer of Parent will have executed and delivered to the Company the Parent Outstanding Shares Certificate.

(f) Company Appointees.  Each of the Company Appointees shall have been duly elected to the board of directors of Parent.
(g) Spin-Out.  (i) The Assignment/Assumption Agreement shall be in full force and effect; (ii) the Contribution shall have been consummated; (iii) Parent shall have declared the Spin-Out Sub Dividend; and (iv) following the consummation of the Spin-Out, Parent shall not be liable for any obligations or Liabilities of Parent attributable to any period prior to the consummation of the Spin-Out.
(h) Pre-Closing Financing.  The Company shall have consummated a Pre-Closing Financing resulting in cash proceeds (as opposed to cancellation or conversion of Indebtedness) to the Company of at least thirty million dollars ($30,000,000).
(i) Termination of Rights Agreement.  As of immediately prior to the Effective Time, (i) the Rights Agreement shall have been terminated, (ii) there shall be no Parent Preferred Stock Rights outstanding, and (iii) there shall be no shares of Parent Series A Preferred Stock outstanding.
(j) Reverse Split.  The Reverse Split shall have become effective.
(k) Legal Proceedings.  There shall be no outstanding Legal Proceedings by Parent against any other Person.
(l) Payoff Letter.  Parent shall have entered into a customary payoff letter, in a form and substance reasonably acceptable to the Company, with respect to each agreement set forth on Part 3.11 of the Parent Disclosure Schedule.
ARTICLE 7
TERMINATION
7.1 Termination.  This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Company and Parent:
(a) by mutual written consent of Company and Parent duly authorized by each of their respective boards of directors;
(b) by either Parent or the Company if the Merger has not been consummated by the End Date (provided that the right to terminate this Agreement under this Section 7.1(b) will not be available to any party whose failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Merger to occur on or before such date);
(c) by either Parent or Company if a court of competent jurisdiction or other Governmental Body will have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by Parent if the Required Company Stockholder Vote shall not have been obtained by 11:59 PM on the date of the Parent Shareholders’ Meeting (as adjourned or postponed as permitted by Section 5.3(a); provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 7.1(d); provided, further, that the right to terminate this Agreement under this Section 7.1(d) will not be available if Parent’s failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Required Company Stockholder Vote to be obtained at or before such time);
(e) by either Parent or Company, if the Parent Shareholder’s Meeting shall have been held (subject to any adjournment or postponement permitted by Section 5.3(a)) and the Parent Shareholder Approval contemplated by this Agreement will not have been obtained thereat (provided that the right to terminate this Agreement under this Section 7.1(e) will not be available to any party whose failure to fulfill any obligation under this Agreement has been a primary cause of the failure of the Parent Shareholder Approval to be obtained thereat);
(f) by Company (at any time prior to the approval of the Merger and the issuance of Parent Common Stock in the Merger by the Parent Shareholder Approval) if a Parent Triggering Event shall have occurred;
(g) by the Company, (at any time prior to the Required Company Stockholder Vote being obtained), if (i) the Company received a Superior Offer, (ii) the Company has complied with its obligations under Section 5.2(c) with respect to such Superior Offer, (iii) the Company concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) substantially concurrently with such termination, the Company pays to Parent the amount contemplated by Section 7.3(c);
(h) by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;
(i) by Parent upon breach of any of the representations, warranties, covenants or agreements on the part of Company set forth in this Agreement, or if any representation or warranty of Company will have become inaccurate, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Company, then this Agreement will not terminate pursuant to this Section 7.1(i) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth (10th) Business Day following the date of written notice given by Parent to Company of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.1(i); provided, further that no termination may be made pursuant to this Section 7.1(i) solely as a result of the failure of Company to obtain the Required Company Stockholder Vote (in which case such termination must be made pursuant to Section 7.1(d)); and
(j) by Company upon breach of any of the representations, warranties, covenants or agreements on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub will have become inaccurate, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Parent or Merger Sub, then this Agreement will not terminate pursuant to this Section 7.1(j) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth (10th) Business Day following the date of written notice given by Company to Parent of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.1(j); provided, further that no termination may be made pursuant to this Section 7.1(j) solely as a result of the failure of Parent to obtain the Parent Shareholder Approval (in which case such termination must be made pursuant to Section 7.1(e)).
7.2 Effect Of Termination.  In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement will forthwith become void and there will be no liability on the part of any party hereto or any of its Affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.2, 7.3 and Article 8 hereof and (ii) for any liability for any willful breach of any representation, warranty, covenant or obligation contained in this Agreement (for purposes of this Section 7.2, a “willful breach” is an act or omission with the actual knowledge that such act or omission would cause a breach of this Agreement). No termination of this Agreement will affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations will, in addition to this Article 7 and Article 8, survive termination of this Agreement in accordance with its terms.
7.3 Expenses; Termination Fees.
(a) Except as set forth in this Section 7.3, all Transaction Costs incurred in connection with this Agreement, the Transactions and the Spin-Out will be paid by the party incurring such Transaction Costs, whether or not the Merger is consummated. All Transaction Costs of Parent shall be assumed by Spin-Out Sub as a result the Spin-Out, and following the consummation of the Spin-Out, neither Parent, the Company nor the Surviving Corporation shall be liable for any Transaction Costs of Parent.
(b) In the event that either:
(i) (A) this Agreement is terminated pursuant to Section 7.1(b), 7.1(e) or 7.1(j), (B) at any time before such termination and before the Parent Shareholders’ Meeting an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to Parent’s Board of Directors or to Parent Shareholders generally and (C) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction; or
(ii) this Agreement is terminated by the Company pursuant to Section 7.1(f);
then Parent shall, subject to the terms of Section 7.3(d), pay to the Company or its designee(s) a nonrefundable fee in an amount equal to $500,000 (the “Parent Termination Fee”) by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the earlier of the date of entry into a definitive agreement or the date of consummation referred to in clause (i)(C) and (2) in the case of a payment required by clause (ii) above, within two (2) Business Days of the date of termination of this Agreement.
(c) In the event that either:
(i) (A) this Agreement is terminated pursuant to Section 7.1(b), 7.1(d) or 7.1(i), (B) at any time before such termination and before the earlier of the Parent Shareholders’ Meeting or the delivery of the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company’s Board of Directors or to Company Stockholders generally and (C) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction;
(ii) this Agreement is terminated by the Parent pursuant to Section 7.1(h); or
(iii) this Agreement is terminated by the Company as a result of Company Change in Recommendation pursuant to Section 7.1(g);
then the Company shall, subject to the terms of Section 7.3(f), pay to Parent or its designee(s) a nonrefundable fee in an amount equal to $750,000 (the “Company Termination Fee”) by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, on the earlier of the date of entry into a definitive agreement or the date of consummation referred to in clause (i)(C) and (2) in the case of a payment required by clause (ii) or (iii) above, within two (2) Business Days of the date of termination of this Agreement.
(d) If this Agreement is terminated by Company pursuant to Sections 7.1(e) or 7.1(j), or if this Agreement is terminated by Parent pursuant to Section 7.1(e) or 7.1(b) (but only if at such time the Company would have been permitted to terminate this Agreement pursuant to Section 7.1(e) or 7.1(j)), then Parent shall reimburse Company for all reasonable fees and expenses incurred by Company in connection with this Agreement and the Transactions, including without limitation (x) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and (y) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Body applicable to this Agreement and the Transactions (such expenses, including (x) and (y) above, collectively, the “Third Party Expenses”), up to a maximum of $500,000 (the “Expense Cap”), by wire transfer of same-day funds within ten (10) Business Days following the date on which Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses. Notwithstanding the foregoing, if Company is entitled to reimbursement for Third Party Expenses and the Company Termination Fee, Parent’s liability shall be capped at an amount equal to the Company Termination Fee and in no event shall Parent be required to pay Company any amount in excess of the Company Termination Fee in the event of termination of this Agreement.

(e) If this Agreement is terminated by Parent pursuant to Sections 7.1(d) or 7.1(i), or if this Agreement is terminated by the Company pursuant to Section 7.1(d) or 7.1(b) (but only if at such time Parent would have been permitted to terminate this Agreement pursuant to Section 7.1(d) or 7.1(i)), then Company shall reimburse Parent for all Third Party Expenses incurred by Parent up to a maximum of the Expense Cap (the “Parent Expense Reimbursement”), by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to Company true and correct copies of reasonable documentation supporting such Third Party Expenses; Notwithstanding the foregoing, if Parent is entitled to the Parent Expense Reimbursement and the Parent Termination Fee, Company’s liability shall be capped at an amount equal to the Parent Termination Fee and in no event shall Company be required to pay Parent any amount in excess of the Parent Termination Fee in the event of termination of this Agreement.
(f) If either Party fails to pay when due any amount payable by such Party under Section 7.3(b), (c) or (d), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 7.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.
(g) The Parties agree that the payment of the fees and expenses set forth in this Section 7.3, subject to Section 7.2, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 7.3, it being understood that in no event shall either Parent or Company be required to pay fees or damages payable pursuant to this Section 7.3 on more than one occasion. Subject to Section 7.2, the payment of the fees and expenses set forth in this Section 7.3, and the provisions of Section 8.9, each of the Parties and their respective Affiliates shall have no liability, shall not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Merger and the other Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the Merger, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 7.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.
ARTICLE 8
GENERAL PROVISIONS

8.1 Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement will be in writing and will be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email before 11:59 p.m. (recipient’s time), when transmitted; (c) if sent by email on a day other than a Business Day, or if sent by email after 11:59 p.m. (recipient’s time), on the Business Day following the date when transmitted; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other parties hereto):
(a) If to Parent or Merger Sub:
c/o MYOS RENS Technology Inc.
Morris Technical Center
45 Horsehill Rd., Suite 106
Cedar Knolls, NJ 07927
Attn: Joseph Mannello
Email: JMannello@myoscorp.com
With a copy to:
Hiller, P.C.
641 Lexington Avenue
New York, NY 10022
Attn: David N. Feldman, Esq.
E-mail: DFeldman@hillerpc.com
(b) If to Company:
MedAvail, Inc.
6665 Millcreek Drive, Unit 1
Mississauga, ON L5N 5M4
Attn: Ed Kilroy
E-Mail: EKilroy@medavail.com
With a copy to:
Wilson Sonsini Goodrich & Rosati P.C.
650 Page Mill Road
Palo Alto, CA 94304-1050
Attention: Philip Oettinger
Email: poettinger@wsgr.com
and:
Wilson Sonsini Goodrich & Rosati P.C.
One Market Plaza

Spear Tower, Suite 3300
San Francisco, CA 94105-1126
Attention: Ethan Lutske
Email: elutske@wsgr.com
8.2 Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the Required Company Stockholder Vote or the Parent Shareholder Approval, as applicable, no amendment may be made which by Legal Requirements requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
8.3 Headings.  The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.
8.4 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.
8.5 Entire Agreement.  This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.
8.6 Successors and Assigns.  This Agreement will be binding upon: (a) Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); and (d) the Company Stockholders. This Agreement will inure to the benefit of: (i) Company; (ii) Parent; (iii) Merger Sub; and (iv) the respective successors and assigns (if any) of the foregoing. No party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto.
8.7 Parties In Interest.  This Agreement will be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, expressed or implied, is intended to or will confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.6 (which is intended to be for the benefit of the parties indemnified thereby and may be enforced by such parties).
8.8 Waiver.  No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. At any time prior to the Effective Time, any party hereto may, with respect to any other party hereto, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that, after approval of the Merger by the Required Company Stockholder Vote or the Parent Shareholder Approval, as applicable, no waiver may be made which by Legal Requirements requires further approval by such stockholders. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound.
8.9 Remedies Cumulative; Specific Performance.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Each party to this Agreement agrees that, in the event of any breach or threatened breach by the other party of any covenant, obligation or other provision set forth in this Agreement: (a) such party will be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such party will not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.
8.10 Governing Law; Venue; Waiver of Jury Trial.
(a) This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
(b) Any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement will be brought or otherwise commenced exclusively in the Court of Chancery of the State of Delaware or, if jurisdiction over the matter is vested exclusively in the federal courts, the United States District Court for the District of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of such court (and each appellate court therefrom) in connection with any such action, suit or Legal Proceeding; (ii) agrees that such court will be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or Legal Proceeding commenced in any such court, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or Legal Proceeding has been brought in an inconvenient forum, that the venue of such action, suit or other Legal Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.
(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

8.11 Counterparts and Exchanges by Electronic Transmission or Facsimile.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts and by facsimile or electronic (i.e., PDF) transmission, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.
8.12 Attorney Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit will be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
8.13 Cooperation.  In further of, and not in limitation of, any other provision of this Agreement, each party hereto agrees to cooperate fully with the other parties hereto and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties hereto to evidence or reflect the Transactions and to carry out the intent and purposes of this Agreement.
8.14 Non-Survival of Representations, Warranties.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time.
8.15 Construction.
(a) For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.
(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.
(c) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”
(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.
(e) The term “knowledge of Company”, and all variations thereof, will mean the actual knowledge of Ed Kilroy and Ryan Ferguson and the knowledge such persons would reasonably be expected to have after making reasonable inquiry of their direct reports who are responsible for the subject matter of the particular representation or warranty. The term “knowledge of Parent”, and all variations thereof, will mean the actual knowledge of Joseph Mannello and Joseph DiPietro and the knowledge such persons would reasonably be expected to have after making reasonable inquiry of their direct reports who are responsible for the subject matter of the particular representation or warranty.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed as of the date first written above.

MYOS RENS TECHNOLOGY INC.

By:	/s/ Joseph Mannello

Name:	Joseph Mannello

Title:	Chief Executive Officer

MATRIX MERGER SUB, INC.

By:	/s/ Joseph Mannello

Name:	Joseph Mannello

Title:	Chief Executive Officer

MEDAVAIL, INC.

By:	/s/ Ed Kilroy

Name:	Ed Kilroy

Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“Acquired Companies” mean Company and its direct and indirect Subsidiaries.
“Acquiring Companies” mean Parent and its direct and indirect Subsidiaries.
“Acquisition Proposal” means any offer, proposal or indication of interest contemplating or otherwise relating to or which would reasonably be interpreted to lead to the contemplation of an Acquisition Transaction.
“Acquisition Transaction” means any transaction or series of transactions involving:
(a)any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Company (or its Subsidiaries) or Parent (or its Subsidiaries), or (iii) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) issues securities representing more than 15% of the outstanding securities of any class of voting securities of any such Entity (other than as contemplated under this Agreement), other than the Pre-Closing Financing;
(b)any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Company (or its Subsidiaries) or Parent (or its Subsidiaries), other than the Spin-Out; or
(c)any liquidation or dissolution of any of Company (or its Subsidiaries) or Parent (or its Subsidiaries).
“Affiliates” mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.
“ATM Program” means the “at the market,” or ATM, equity offering program, pursuant to which Parent may sell up to an aggregate gross sales proceeds of up to $1.6 million, from time to time, pursuant to the sales agreement by and between Parent and H.C. Wainwright & Co., LLC, as sales agent.
“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in San Francisco, California or New York, New York are authorized or required by applicable Legal Requirements to close.

“Code” means the Internal Revenue Code of 1986, as amended.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Common Stock” means the Common Stock of the Company, par value $0.001 per share.
“2020 Company Convertible Note” means the convertible promissory notes issued pursuant to that certain Note and Warrant Purchase Agreement, dated as of May 26, 2020, among the Company and the investors set forth therein; for the avoidance of doubt, the 2020 Company Convertibles Notes will convert into shares of Company Common Stock upon consummation of the Pre-Closing Financing, in accordance with the terms thereof.
“Company Convertible Notes” means, collectively, the 2020 Company Convertible Notes and the Company Walgreens Note.
“Company Disclosure Schedule” means the disclosure schedule that has been delivered by Company to Parent on the date of this Agreement.
“Company Equityholders” means, collectively, Company Stockholders, holders of Company Options, and holders of Company Warrants, as of immediately prior to the Effective Time.
“Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is currently maintained, contributed to, or required to be contributed to, by the Company or any Company ERISA Affiliate for the benefit of any current or former employee, consultant or director of the Company or any Company ERISA Affiliate, or with respect to which the Company or any Company ERISA Affiliate has or may have any liability or obligation.
“Company ERISA Affiliate” means each Subsidiary of the Company and any other individual or entity controlling, controlled by or under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.
“Company IP Rights” mean all IP Rights owned solely or co-owned by an Acquired Company or in which an Acquired Company has any right, title or interest and which are used by an Acquired Company in the ordinary course of its business.
“Company Material Adverse Effect” means any effect, change, event or circumstance (an “Effect”) that (a) has had a material adverse effect on the business, financial condition, operations or results of operations of the Acquired Companies taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Company Material Adverse Effect: Effects resulting from (i) conditions generally affecting the industries in which the Acquired Companies participate or the United States or global economy or capital markets as a whole; (ii) any failure by the Company or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any Effect causing or contributing to such failures to meet projections or predictions may, if not otherwise to be disregarded pursuant to a different subclause of this definition, constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred), (iii) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world, (iv) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics (including the COVID-19 pandemic) and other force majeure events in the United States or any other country or region in the world; (v) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements, (vi) changes in regulatory, legislative or political conditions (including the imposition or adjustment of tariffs) in the United States or any other country or region in the world; (vii)  any Effect resulting from the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, customers, partners, vendors, Governmental Bodies or any other third Person; and (viii) any matter disclosed in the Company Disclosure Schedule, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement and with respect to items (i), (iii), (iv), (v), and (vi) only to the extent that, individually or in the aggregate, such Effects do not have a disproportionate impact on the Acquired Companies taken as a whole.
“Company Option” means an option to purchase shares of Company Capital Stock.
“Company Option Plans” means the Company’s 2018 Equity Incentive Plan, as amended and 2012 Stock Option Plan, as amended.
“Company Preferred Stock” means the Company’s Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) Series C Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), Series D Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”) and Series E Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”), collectively.
“Company Stockholders” means the holders of Company Capital Stock issued and outstanding immediately prior to the Effective Time.

“Company Triggering Event” shall be deemed to have occurred if: (a) a Company Change in Recommendation shall have occurred, (b) the Board of Directors of Company shall have failed to recommend that Company’s stockholders vote to approve the Company Stockholder Matters or shall for any reason have withdrawn or shall have modified in a manner adverse to Parent the Company Board Recommendation; (c) Company shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Company Board Recommendation; (d) the Board of Directors of Company shall have approved, endorsed or recommended any Acquisition Proposal; (e) the Company shall have entered into any binding letter of intent or similar document or Contract relating to an Acquisition Proposal; (f) a tender offer or exchange offer or similar transaction constituting an Acquisition Proposal with respect to the Company shall have been commenced, or the intention to commence such a transaction shall have been publicly announced, by a third party, and within 10 days thereof the Board of Directors of the Company shall have failed to recommend that Company’s stockholders reject such transaction and reaffirmed the Company Board Recommendation or (g) the Company or any director, officer or agent of Company shall have willfully and intentionally breached the provisions set forth in Section 5.12 of the Agreement.
“Company Walgreens Note” means the subordinated secured convertible promissory note, dated March 24, 2016, issued to Well Ventures, LLC.
“Company Warrant” means a warrant to purchase shares of Company Capital Stock.
“Consent” means any approval, consent, ratification, permission, waiver or authorization.
“Contract” means any legally binding written agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase Order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.
“Copyrights” mean all copyrights and copyrightable works (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works and all registrations and rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset). For the avoidance of doubt, Encumbrance does not include Out Licenses.

“End Date” means the date that is six (6) months after the date of this Agreement.
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Ratio” means the ratio set forth below, with such ratio being calculated to the nearest 1/10,000 of a share:
The quotient obtained by dividing (A) Company Merger Shares by (B) Company Outstanding Shares, where:
“Company Allocation Percentage” means 96.5%.
“Company Merger Shares” means the product determined by multiplying the Post-Closing Parent Shares by the Company Allocation Percentage.
“Company Outstanding Shares” means the total number of shares of Company Capital Stock, outstanding immediately prior to the Effective Time (on an as converted to Company Common Stock basis), assuming, without duplication, (a) the exercise of all “in-the-money” Company Options and “in-the-money” Company Warrants outstanding as of immediately prior to the Effective Time, (b) the conversion of all shares of Company Preferred Stock into shares of Company Common Stock at the applicable conversation ratio as of the Closing Date (including after giving effect to any applicable anti-dilution adjustments by holders of Company Preferred Stock, if any), (c) the conversion or exercise of all other securities convertible into or exercisable for shares of Company Common Stock or Company Preferred Stock and (d) the issuance of any shares of Company Common Stock or Company Preferred Stock (or any rights or other Contracts convertible into or exercisable for such shares) under any Contract or arrangement pursuant to which the Company may be or become obligated to issue such shares, whether or not such obligation are contingent or absolute; provided that Company Outstanding Shares shall exclude any such shares to the extent issued or issuable in respect of any Pre-Closing Financing Amount in excess of $50,000,000.
“Company Post-Money Valuation” means the sum of (a) $143,700,000 (the “Pre-Money Valuation”), plus (b) the Pre-Closing Financing Amount; provided; in the event that Company consummates a Pre-Closing Financing of equity securities at a pre-money valuation of less than $143,700,000, the Pre-Money Valuation shall be that valuation.
“Parent Allocation Percentage” means 3.5%; provided; in the event the Company Post-Money Valuation is less than $173,700,000, the Parent Allocation Percentage shall be an amount equal to (a) $6,300,000 divided by (b) the sum of the Company Post-Money Valuation plus $6,300,000.
“Parent Outstanding Shares” means, subject to Section 1.6(f), the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time (after taking into account the effects of the Reverse Split), assuming (a) the exercise of all Parent Options outstanding as of immediately prior to the Effective Time, (b) the conversion or exercise of all other securities convertible into or exercisable for shares of Parent Common Stock or Parent Preferred Stock and (c) the issuance of any shares of Parent Common Stock or Parent Preferred Stock (or any rights or other Contracts convertible into or exercisable for such shares) under any Contract or arrangement pursuant to which Parent may be or become obligated to issue such shares, whether or not such obligation are contingent or absolute, and including, for the avoidance of doubt, any Parent Preferred Stock Rights.
“Pre-Closing Financing Amount” means the sum of (a) the proceeds received by the Company from any Pre-Closing Financing, plus (b) the aggregate principal amount and accrued interest of Company Convertible Notes as of immediately prior to such time as such Company Convertible Notes convert into shares of Company Capital Stock.
“Post-Closing Parent Shares” mean the quotient determined by dividing the Parent Outstanding Shares by the Parent Allocation Percentage.
“Excluded Contracts” means (i) non-exclusive licenses and Contracts for the receipt of a license, access or other rights with respect to IP Rights or embodiments thereof (including open source software, “shrink-wrap” and “off the shelf” software, and software-as-a-service platforms) that are generally available on standard terms, (ii) non-disclosure agreements entered into in the ordinary course of business, (iii) Contracts with employees and consultants entered into in the ordinary course of business; (iv) non-exclusive licenses granted to customers and potential customers (but solely, in such case, for evaluation purposes) in the ordinary course of business; (v) Contracts that include ancillary licenses to use a third party’s trademarks or feedback which Contracts are not material to the Company’s business; (vi) Contracts that can be cancelled by an Acquired Company or Parent, as applicable, without penalty or with ninety (90) days’ notice or less unless such Contracts are material to the Company’s business, (vii) Contracts that have expired on their own terms or were terminated, and (viii) purchase orders and associated terms and conditions in the ordinary course of business for which the underlying goods or services have been delivered or received.
“FDA” means the United States Food and Drug Administration.
“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to all holders of Company Common Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all other shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, regulatory agency, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).
“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5.
“Indebtedness” means, with respect to any Person, (i) all obligations for borrowed money and advancement of funds; (ii) all obligations evidenced by notes, bonds, debentures or similar instruments, contracts or arrangements (whether or not convertible), (iii) all obligations for the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, releases of “holdbacks” or similar payments, but excluding any such obligations to the extent there is cash being held by a third party in escrow exclusively for purposes of satisfying such obligations) (“Deferred Purchase Price”); (iv) all obligations arising out of any financial hedging, swap or similar arrangements; (v) all obligations as lessee that would be required to be capitalized in accordance with GAAP, whether or not recorded; (vi) all obligations in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction; (vii) interest payable with respect to Indebtedness referred to in clause (i) through (vi), and (viii) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations of such Person that would arise (whether or not then due and payable) if all such items under clauses (i) through (vii) were prepaid, extinguished, unwound and settled in full as of such specified date. For purposes of determining the Deferred Purchase Price obligations as of a specified date, such obligations shall be deemed to be the maximum amount of Deferred Purchase Price owing as of such specified date (whether or not then due and payable) or potentially owing at a future date.
“IP Rights” mean any and all of the following in any country or region: (a) Copyrights, Patent Rights, Trademark Rights, Trade Secrets, and other intellectual property rights; and (b) the right (whether at law, in equity, by Contract or otherwise) to enjoy or otherwise exploit any of the foregoing, including the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the Legal Requirements of any jurisdiction worldwide.
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Legal Requirements” mean any federal, state, local, municipal, foreign or other law, statute, constitution, controlling principle of common law, resolution, ordinance, code, edict, decree,

rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.
“Lock-up Signatories” means the Persons set forth on Schedule A.
“Merger Sub Common Stock” means the Common Stock, $0.00001 par value per share, of the Merger Sub.
“Nasdaq” means the Nasdaq Stock Market LLC, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.
“Order” means any order, writ, injunction, judgment or decree.
“Parent Capital Stock” means Parent Common Stock and Parent Preferred Stock.
“Parent Disclosure Schedule” means the disclosure schedule that has been delivered by Parent to Company on the date of this Agreement.
“Parent Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which, is currently maintained, contributed to, or required to be contributed to, by the Parent or any Parent ERISA Affiliate for the benefit of any current or former employee, consultant or director of the Parent or any Parent ERISA Affiliate, or with respect to which the Parent or any Parent ERISA Affiliate has or may have any liability or obligation, and which will, following the Spin-Out, either (i) continue to be maintained, contributed to, or required to be contributed to, by the Parent or any Parent Affiliate or (ii) may generate any liability or obligation for the Parent or any Parent ERISA Affiliate.
“Parent ERISA Affiliate” means each Subsidiary of the Parent and any other individual or entity controlling, controlled by or under common control with the Parent within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.
“Parent IP Rights” mean all IP Rights owned solely or co-owned by Parent or in which Parent has any right, title or interest.
“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects, (a) has had a material adverse effect on the business, financial condition, operations or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, a Parent Material Adverse Effect: Effects resulting (i) from conditions generally affecting the industries in which Parent participates or the United States or global economy or capital markets as a whole; (ii) changes in the trading price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to such changes in the trading price or trading volume of Parent Common Stock may if not otherwise to be disregarded pursuant to a different subclause of this definition, constitute a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iii) any failure by Parent or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Parent Material Adverse Effect and may, if not otherwise to be disregarded pursuant to a different subclause of this definition, be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world, (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics (including the COVID-19 pandemic) and other force majeure events in the United States or any other country or region in the world; (vi) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements, (vii) changes in regulatory, legislative or political conditions (including the imposition or adjustment of tariffs) in the United States or any other country or region in the world; (viii)  any Effect resulting from the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, customers, partners, vendors, Governmental Bodies or any other third Person; (ix) any matter disclosed in the Parent Disclosure Schedule, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement and with respect to items (i), (ii), (iv), (v), (vi), and (vii) only to the extent that, individually or in the aggregate, such Effects do not have a disproportionate impact on the Acquired Companies taken as a whole; or (b) prevents Parent or Merger Sub from consummating the Merger.
“Parent Preferred Stock Rights” means any preferred share purchase right to purchase Series A Preferred Stock of Parent.
“Parent Shareholder” means any holder of Parent Capital Stock.
“Parent Stock Option Plans” mean Parent’s 2012 Equity Incentive Plan, as amended.
“Parent Triggering Event” shall be deemed to have occurred if: (a) a Parent Change in Recommendation shall have occurred; (b) the Board of Directors of Parent shall have failed to recommend that Parent’s shareholders vote to approve the Parent Shareholder Approval Matters or shall for any reason have withdrawn or shall have modified in a manner adverse to Company the Parent Board Recommendation; (c) Parent shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Parent Board Recommendation; (d) Parent shall have failed to hold the Parent Shareholders’ Meeting within sixty (60) days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such sixty (60) day period shall be tolled for the earlier of sixty (60) days or so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); (e) the Board of Directors of Parent shall have approved, endorsed or recommended any Acquisition Proposal; (f) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 5.13); (g) a tender offer or exchange offer or similar transaction constituting an Acquisition Proposal in respect of Parent shall have been commenced, or the intention to commence such a transaction shall have been publicly announced, by a third party, and within 10 days thereof the Board of Directors of Parent shall have failed to recommend that Parent’s shareholders reject such transaction and reaffirmed the Parent Board Recommendation or (h) Parent or any director, officer or agent of Parent shall have willfully and intentionally breached the provisions set forth in Section 5.13.
“Patent Rights” mean all issued patents, pending patent applications and abandoned patents and patent applications provided that they can be revived (which for purposes of this Agreement will include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.
“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Proposal that constitutes a Superior Offer.
“Permitted Encumbrance” means (i) Encumbrance for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in good faith by appropriate Legal Proceedings or that may thereafter be paid without penalty; (ii) statutory Encumbrances of landlords or lessors under rental agreements for amounts not delinquent, (iii) mechanics’, carriers’, warehousemen’s, workers’, repairers’ and similar Encumbrances imposed by applicable Legal Requirements or arising or incurred in the ordinary course of business consistent with past practice with respect to amounts not yet due and payable or being contested in good faith by appropriate Legal Proceedings; (iv) Encumbrances incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; and (v) licenses and other similar rights granted and obligations incurred in the ordinary course of business consistent with past practice that are not material to the operation of the applicable business, (vi) Encumbrances or encumbrances of record affecting any owned or leased real property, any matters that would be disclosed by a survey of any owned or leased real property and any zoning, land use, covenants, conditions and restrictions or similar matters affecting any owned or leased real property, in each case that would not be reasonably likely to materially interfere with the present use or occupancy of such real property.
“Person” means any person, Entity, Governmental Body, or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means any Protected Health Information, as defined in HIPAA, and a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or any other piece of information that allows the identification of a natural person.
A party’s “Representatives” include each Person that is or becomes (a) a Subsidiary or other controlled Affiliate of such party or (b) an officer, director, employee, partner, attorney, advisor, accountant, agent or representative of such party or of any such party’s Subsidiaries or other controlled Affiliates.
“Pre-Closing Financing” means a transaction or series of transactions in which the Company issues shares of Company Capital Stock (or securities convertible into or exercisable for Company Capital Stock) primarily for capital raising purposes, and excluding for the avoidance of doubt, the issuance of shares of Company Capital Stock upon the conversion of the Company Convertible Notes.
“Proxy Statement/Prospectus/ Information Statement” shall mean the proxy statement/prospectus/information statement to be sent to Company’s stockholders in connection with the approval of this Agreement and the Merger (by signing the Company Stockholder Written Consent) and to Parent’s shareholders in connection with the Parent’s Shareholders’ Meeting.
“Rights Agreement” means the Rights Agreement, dated as of February 14, 2017, as amended, between Parent and Island Stock Transfer.
An Entity will be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.
“Subsequent Transaction” shall mean any Acquisition Transaction, with all references to 15% in the definition of Acquisition Proposal being treated as references to 50%.
“Superior Offer” means an unsolicited, bona fide written Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement and (b) the terms of which the board of directors of either Parent or Company, as applicable, determines, in its reasonable judgment after consulting in good faith with an independent financial advisor and its outside legal counsel, to be more favorable to its stockholders from a financial point of view than the terms of the Merger, as well as the likelihood of the consummation thereof, which consideration shall include whether any financing is or may be required to consummate the transaction contemplated by such proposal, and whether such financing is committed and is reasonably capable of being obtained by the applicable offeror.

“Tax” and “Taxes” mean any U.S. federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Trade Secrets” mean trade secrets, know-how, proprietary information, inventions, discoveries, improvements, technology, technical data and research and development, whether patentable or not.
“Trademark Rights” mean all material common law trademarks, registered trademarks, applications for registration of trademarks, material common law service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, and Internet domain name registrations; and including all filings with the applicable Governmental Body indicating an intent to use any of the foregoing if not registered or subject to a pending application.
“Transaction Costs” means the aggregate amount of costs and expenses of a Person or any of its Subsidiaries incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Parent Transactions, including (a) any brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of counsel or accountants payable by such Person or any of its Subsidiaries and any transaction bonuses or similar items in connection with the Parent Transactions, (b) any bonus, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the Parent Transactions) that become due or payable to any director, officer, employee or consultant of such Person in connection with the consummation of the Parent Transactions, (c) any payments to third parties under any Contract to which such Person or its Subsidiaries are a party triggered by the consummation of the Parent Transactions, or any payment or consideration arising under or in relation to obtaining any consents, waivers or approvals of any third party under any Contract to which such Person or its Subsidiaries are a party required to be obtained in connection with the consummation of the Parent Transactions in order for any such Contract to remain in full force and effect following the Closing or resulting from agreed-upon modification or early termination of any such Contract, in each case with respect to the foregoing matters (a)-(c), to the extent unpaid; provided, Parent and the Company shall share equally all expenses (other than attorneys’ and accountants’ fees and expenses, as to which each party shall bear their own fees and expenses) incurred in relation to the drafting, preparation, printing ( e.g. paid to a financial printer), delivery and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto.

“Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries, Affiliates or directors or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Parent Transactions, including any Legal Proceeding alleging or asserting any misrepresentation or omission in Proxy Statement/Prospectus/ Information Statement.
“Voting Agreement Signatories” mean: (a) the Persons set forth on Schedule B and (b) each of the directors and officers of Company and Parent.
Additionally, the following terms have the meanings assigned to such terms in the Sections of this Agreement set forth below opposite such term:

Defined Word	Section of Agreement

“Acceptable Company Confidentiality Agreement”	Section 5.12(a)
“Acceptable Parent Confidentiality Agreement”	Section 5.13(a)
“Agreement”	Preamble
“Allocation Certificate”	Section 5.17
“Articles of Conversion”	Section 5.25(a)
“Assignment/Assumption Agreement”	Section 5.24
“Certificate of Merger”	Section 1.3
“Certifications”	Section 3.5(a)
“Certificate of Conversion”	Section 5.25(a)
“Closing Date”	Section 1.3
“Closing”	Section 1.3
“Code”	Recitals
“Company Appointees”	Section 5.11
“Company Balance Sheet”	Section 2.5(a)
“Company Board Recommendation”	Section 5.2(b)
“Company Change in Recommendation”	Section 5.2(c)
“Company Contract”	Section 2.14(b)
“Company Disclosure Schedule”	Article 2
“Company Financials”	Section 2.5(a)
“Company Insurance Policies”	Section 2.15
“Company Intervening Event”	Section 5.2(c)
“Company Owned IP Rights”	Section 2.8(d)
“Company Permits”	Section 2.9(b)
“Company Privacy Policy”	Section 2.8(i)
“Company Stock Certificate”	Section 1.9
“Company Stockholder Matters”	Section 5.2(a)
“Company Stockholder Written Consent”	Section 5.2(a)
“Company Termination Fee”	Section 7.3(c)
“Company Voting Agreement”	Recitals
“Company”	Preamble

“Confidentiality Agreement”	Section 5.4
“Contribution”	Section 5.24
“D&O Indemnified Party”	Section 5.6(a)
“Delaware Law”	Section 1.1
“Delaware Reincorporation”	Section 5.25(a)
“Dissenting Shares”	Section 1.7
“Disqualification Event”	Section 2.18
“DSHEA”	Section 3.9(e)
“Effective Time”	Section 1.3
“ERISA Affiliate”	Section 2.12
“ERISA”	Section 2.12
“Exchange Act”	Section 2.3(d)
“Exchange Agent”	Section 1.8(a)
“Exchange Fund”	Section 1.8(a)
“Exchange Ratio Announcement”	Section 5.1(d)
“FDA”	Section 3.9(e)
“FDCA”	Section 3.9(e)
“FTC”	Section 3.9(e)
“GAAP”	Section 2.5(a)
“knowledge of Company”	Section 8.15(e)
“knowledge of Parent”	Section 8.15(e)
“Liability”	Section 2.5(c)
“Lock-up Agreements”	Recitals
“Lookback Date”	Section 2.5(b)
“Merger Consideration”	Section 1.6(a)
“Merger Sub”	Preamble
“Merger”	Recitals
“Nasdaq Listing Application”	Section 5.23
“Spin-Out Sub”	Section 5.24
“Out Licenses”	Section 2.8(c)
“Parent 401(k) Plan”	Section 5.18
“Parent Amended and Restated Bylaws”	Section 5.25(b)
“Parent Amended and Restated Charter”	Section 5.25(b)
“Parent Board Recommendation”	Section 5.3(b)
“Parent Change in Recommendation”	Section 5.3(c)
“Parent Common Stock”	Section 1.6(a)
“Parent Contract”	Section 3.14(b)
“Parent Expense Reimbursement ”	Section 7.3(e)
“Parent Financials”	Section 3.5(f)
“Parent Insurance Policies”	Section 3.15
“Parent Intervening Event”	Section 5.3(c)
“Parent Option”	Section 3.2(b)
“Parent Out Licenses”	Section 3.8(c)
“Parent Outstanding Shares Certificate”	Section 5.17(b)

“Parent Owned IP Rights”	Section 3.8(a)
“Parent Permits”	Section 3.9(b)
“Parent Preferred Stock”	Section 3.2(a)
“Parent Privacy Policy”	Section 3.8(j)
“Parent SEC Documents”	Section 3.5(a)
“Parent Shareholder Approval Matters”	Section 5.3(a)
“Parent Shareholder Approval”	Section 3.3(a)
“Parent Shareholders’ Meeting”	Section 5.3(a)
“Parent Termination Fee”	Section 7.3(b)
“Parent Transactions”	Section 3.3(a)
“Parent Voting Agreement”	Recitals
“Parent Warrant”	Section 3.2(b)
“Parent”	Preamble
“Party” or “Parties”	Preamble
“Pre-Closing Period”	Section 4.1
“Record Date”	Section 5.24
“Required Company Stockholder Vote”	Section 2.3(a)
“SEC”	Section 2.3(d)
“Securities Act”	Section 2.3(d)
“Spin-Out”	Section 5.24
“Spin-Out Sub”	Section 5.24
“Spin-Out Sub Dividend”	Section 5.24
“Surviving Corporation”	Section 1.1
“Third Party Expenses”	Section 7.3(d)
“Transactions”	Recitals
“Transfer Taxes”	Section 5.10
“Voting Agreements”	Recitals

EXHIBIT B-1
FORM OF COMPANY VOTING AGREEMENT

EXHIBIT B-2
FORM OF PARENT VOTING AGREEMENT

EXHIBIT C
FORM OF LOCK-UP AGREEMENT

EXHIBIT D
FORM OF CERTIFICATE OF MERGER

EXHIBIT E
FORM OF CERTIFICATE OF INCORPORATION

EXHIBIT F
FORM OF ASSIGNMENT/ASSUMPTION AGREEMENT

EXHIBIT G
FORM OF PARENT AMENDED AND RESTATED CHARTER

EXHIBIT H
FORM OF PARENT AMENDED AND RESTATED BYLAWS

EXHIBIT I
FORM OF NOTE

SCHEDULE A
LOCK-UP SIGNATORIES
•Gerard van Hamel Platerink
•Ed Kilroy
•Frank Litvack
•Gerald Gradwell
•Helen Ciesielski
• Glen Stettin
•Rob Faulkner
•Ryan Ferguson
•Fraser Mackay
•Will Misloski
•David Rawlins
•Neil Prezioso
•Adage Capital Partners, L.P.
•Deerfield Private Design Fund III, L.P.
•Lewis & Clark Ventures I Parallel Fund, LP
•Lewis & Clark Ventures I, LP
•Pura Vida SPV I, LLC
•Pura Vida Master Fund Ltd.
•RAF, L.P.
•Redmile Private Investments I, LP
•Redmile Capital Offshore Master Fund, Ltd.
•Redmile Capital Offshore II Master Fund, Ltd.
•Redmile Capital Fund, LP
•Redmile Private Investments I Affiliates, LP
•Redmile Strategic Master Fund, LP
•P Redmile Ltd.
•Well Ventures, LLC
•The Boots Company, LLC

SCHEDULE B
VOTING AGREEMENT SIGNATORIES
Parent:
•Joseph Mannello
•Christopher Pechock
•Christopher Dewey
•Robert J. Harari
•Hariri Family Limited Partnership
•Andy Ponte
•Victor Mandel
•Louis J. Aronne
•Eric Zaltas
Company:
•Gerard van Hamel Platerink
•Ed Kilroy
•Frank Litvack
•Gerald Gradwell
•Helen Ciesielski
•Glen Stettin
•Rob Faulkner
•Ryan Ferguson
•Fraser Mackay
•Will Misloski
•David Rawlins
•Neil Prezioso
•Adage Capital Partners, L.P.
•Deerfield Private Design Fund III, L.P.
•Lewis & Clark Ventures I Parallel Fund, LP
•Lewis & Clark Ventures I, LP
•Pura Vida SPV I, LLC
•Pura Vida Master Fund Ltd.
•RAF, L.P.
•Redmile Private Investments I, LP
•Redmile Capital Offshore Master Fund, Ltd.
•Redmile Capital Offshore II Master Fund, Ltd.
•Redmile Capital Fund, LP
•Redmile Private Investments I Affiliates, LP

•Redmile Strategic Master Fund, LP
•P Redmile Ltd.
•Well Ventures, LLC
•The Boots Company, LLC